TABLE OF CONTENTS



           Management Report............................................................................. 2


           Report of the Board of Management............................................................ 23


           Auditor's Report............................................................................. 24


           Celanese Statement of Operations............................................................. 25


           Celanese Balance Sheets...................................................................... 26


           Celanese Statement of Shareholders' Equity................................................... 27


           Celanese Statement of Cash Flows............................................................. 28


           Notes to Consolidated Financial Statements....................................................29


           Report of the Supervisory Board.............................................................. 67


           The Supervisory Board........................................................................ 70


           The Board of Management...................................................................... 72


           Five-Year Summary of Financial Data.......................................................... 73

    You should read the following discussion and analysis of the financial condition and the results of operations of Celanese together with Celanese's Consolidated Financial Statements and the notes to those financial statements, which were prepared in accordance with U.S. GAAP.

    Investors are cautioned that the forward-looking statements contained within involve both risk and uncertainty. See "FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE" located at the end of this section.

BASIS OF PRESENTATION

    On October 22, 1999, the effective date of the demerger, Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst. Hoechst distributed all the outstanding shares of Celanese to existing Hoechst shareholders. Celanese assumed all of the assets and liabilities (including contractual rights and obligations related to other current and former Hoechst businesses) of the demerged businesses.

    The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of the businesses transferred from Hoechst and have been presented to exclude the effects of discontinued operations. See "Discontinued Operations". The Consolidated Financial Statements, for the periods prior to the effective date of the demerger, assume that Celanese had existed as a separate legal entity with five business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products, as well as the other businesses and activities of Hoechst transferred to Celanese in the demerger. The financial results of Celanese, prior to the effective date of the demerger, have been carved out from the consolidated financial statements of Hoechst using the historical results of operations and assets and liabilities of these businesses and activities, and reflect the accounting policies adopted by Hoechst in the preparation of its financial statements and thus do not necessarily reflect the accounting policies which Celanese might have adopted had it been an independent company during those periods. Some costs have been reflected in the Consolidated Financial Statements which are not necessarily indicative of the costs that Celanese would have incurred had it operated as an independent, stand-alone entity for all periods presented. These costs include allocated Hoechst corporate overhead, interest expense and income taxes. Prior to the effective date of the demerger, the businesses and activities demerged to Celanese were not managed as a single strategic business entity, but were operated by separate management teams which coordinated with strategic management at the Hoechst holding company level. Since the effective date of the demerger, Celanese has been managed as a single strategic entity.

    The financial condition and results of operations of Celanese have been, and may in the future be, affected by special charges. Special charges include provisions for restructuring and other unusual expenses incurred outside the ordinary course of business (see Note 25 to the Consolidated Financial Statements).

    The Consolidated Financial Statements for each period presented on or before December 31, 1998 have been prepared using the Deutsche Mark or DM and have been restated into euro using the official fixed conversion rate between the euro and the Deutsche Mark of DM 1.95583 per E1.00. Since January 1, 1999, Celanese's financial statements have been prepared in euro and are no longer restated from Deutsche Mark into euro. Accordingly, the Consolidated Financial Statements for all periods prior to December 31, 1998 depict the trends that would have been presented had they been using the Deutsche Mark. Because the consolidated financial information for those periods was originally prepared using the Deutsche Mark, it is not necessarily comparable to financial statements of other companies which originally prepared financial statements in a European currency other than the Deutsche Mark and subsequently converted that other currency into euro. (See Note 1 to the Consolidated Financial Statements)

MAJOR EVENTS IN 2000

-   The announced divestiture program of non-core activities was completed

- Price increases, cost reductions and the benefits from restructuring reduced the impact of significantly higher raw material costs

- Operating problems at the plant in Clear Lake, Texas and supply problems at the Singapore plant affected earnings

- David N. Weidman appointed member of the Management Board and CEO of Celanese Chemicals

- Acquisition of polyvinyl alcohol business strengthens the acetyls value chain

-   Completion of share buy back program

- Start up of acetic acid plant in Singapore and cycloolefin copolymer ("COC") plant in Germany

-   Strong platform created for eBusiness activities


RESULTS OF OPERATIONS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                            -----------------------
                                                                                     2000            1999            1998
                                                                                     ----            ----            ----

                                                                               (IN E MILLIONS, EXCEPT FOR PER SHARE DATA)
                                                                           --------------------------------------------------
Net sales                                                                            5,207           4,318           4,344
Gross profit                                                                           766             697             890
EBITDA(1) excluding special charges                                                    500             377             580
Operating profit (loss)                                                                 83           (521)             168
Earnings (loss) from continuing operations                                              55           (502)            (56)
Net earnings (loss)                                                                     58           (207)            (44)

Weighted average shares - basic and diluted                                     53,293,128      55,915,369      55,915,369
Earnings (loss) per common share -
   from continuing operations                                                         1.03          (8.98)          (1.00)
Earnings (loss) per common share                                                      1.09          (3.70)          (0.79)

(1) Earnings before interest, taxes, depreciation and amortization.


OVERVIEW - 2000 COMPARED WITH 1999

    Net earnings increased significantly reflecting lower special charges, higher pricing, cost reductions and benefits from 1999 and 2000 restructuring initiatives. Profitability was constrained by rising raw material costs, supply/demand imbalances in some businesses, and supply interruptions at two major plants in the Acetyl Products segment.

    Sales rose 21%, largely on the strength of price increases (+12%) and favorable currency effects (+11%), principally the appreciation of the U.S. dollar against the euro. Volumes declined by 2%. Earnings before interest, taxes, depreciation and amortization ("EBITDA") excluding special charges rose 33% to E500 million. The increase in EBITDA excluding special charges was driven by the successful pass through of higher raw material costs in the Acetyl Products segment, strong first half demand from the automotive and electrical/electronic markets for Ticona's technical polymers and cost savings as well as the appreciation of the U.S. dollar against the euro in all segments.

    Depreciation and amortization increased in 2000 over 1999 primarily as a result of currency effects, depreciation associated with expansions and investments, the full year effect of the 1999 change in the remaining life of the 1987 Celanese merger goodwill from 27 to 20 years and the goodwill associated with the third quarter 1999 acquisition of the outstanding shares in Celanese Canada, Inc.

    Restructuring initiatives continued throughout 2000. Celanese closed inefficient, high-cost production facilities and concentrated production at larger more cost-efficient sites. Special charges, including restructuring charges, amounted to E29 million compared to E559 million in 1999. The restructuring charges in 2000 largely relate to the closure of acetic acid, acetic anhydride and acetaldehyde units in Knapsack, Germany. Annual cost savings from the 1999 and 2000 restructuring initiatives are estimated to be E165 million upon completion.

    Celanese made progress in implementing its growth and profitability strategies. In July 2000, production began at a new acetic acid unit in Singapore. In September 2000, production began at a new Ticona plant in Oberhausen, Germany, for cycloolefin copolymers, an engineering plastic with superior optical and moisture barrier properties. Also, in September, Celanese acquired the assets of Air Products' polyvinyl alcohol ("PVOH") business for E359 million. The acquisition extends our core acetyl value chain into higher value-added products.

    During the first nine months, Celanese repurchased 5.6 million shares in connection with the share buy back program at a total cost of E123 million. As of December 31, 2000 there were 50.3 million shares outstanding as compared with
55.9 million shares on December 31, 1999.

    SELECTED DATA BY SEGMENT

    The following table presents the segment results for Celanese's continuing operations for 2000, 1999 and 1998. EBITDA excluding special charges is believed by management to be a useful measure for evaluating the operating performance of Celanese's businesses as it eliminates the effect of depreciation and amortization of tangible and intangible assets, most of which were from acquisitions accounted for under the purchase method of accounting, as well as the effects of special charges which unusually affect the operating results. However, EBITDA excluding special charges should be considered in addition to, not as a substitute for, operating earnings, net earnings, cash flows, and other measures of financial performance reported in accordance with generally accepted accounting principles. EBITDA differs from cash flows from operating activities primarily because it does not consider changes in assets and liabilities from period to period, and it does not include cash flows for interest and taxes.

                                                                                   YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------------------------------
                                                                    2000                    1999                     1998
                                                           ----------------------- ----------------------- ------------------------
                                                                           % OF                   % OF                    % OF
                                                                E       SEGMENT(1)      E       SEGMENT(1)      E       SEGMENT(1)
                                                           ----------- ----------- ----------- ----------- ----------- ------------
                                                                              (IN MILLIONS, EXCEPT PERCENTAGES)
NET SALES(2)
  Acetyl Products...........................................    2,106          40    1,561            36       1,518           34
  Chemical Intermediates....................................    1,085          21      884            20         920           21
  Acetate Products..........................................      756          14      739            17         839           19
  Technical Polymers Ticona ................................      923          17      788            18         750           17
  Performance Products......................................      409           8      397             9         407            9
                                                                -----        ----    -----           ---        ----         ----
  Segment Total.............................................    5,279         100    4,369           100       4,434          100
                                                                             ====                   ====                     ====
  Other Activities..........................................       84                   60                        60
  Intersegment Eliminations.................................    (156)                (111)                     (150)
                                                               ------               ------                    ------
Total Net Sales.............................................    5,207                4,318                     4,344
                                                                =====                =====                     =====

EBITDA EXCLUDING SPECIAL CHARGES(3)
  Acetyl Products...........................................      200          36       89            21         246           36
  Chemical Intermediates....................................       50           9       84            19         111           16
  Acetate Products..........................................       92          17       95            22         154           23
  Technical Polymers Ticona.................................      140          25      123            28         115           17
  Performance Products......................................       74          13       42            10          52            8
                                                                -----        ----                   ----        ----         ----
  Segment Total.............................................      556         100      433           100         678          100
                                                                             ====                   ====                     ====

  Other Activities..........................................     (56)                 (56)                      (98)
                                                                 ----                -----                      ---
Total EBITDA Excluding Special Charges......................      500                  377                       580
                                                                 ====                =====                      ====

OPERATING PROFIT (LOSS)(2)
  Acetyl Products...........................................     (10)        (10)     (65)            19         152           45
  Chemical Intermediates....................................     (24)        (23)     (47)            13          54           16
  Acetate Products..........................................        9           9     (46)            13          94           28
  Technical Polymers Ticona.................................       96          92     (96)            28          53           15
  Performance Products......................................       33          32     (93)            27        (12)          (4)
                                                                 ----        ----    ----           ----       ----          ---
  Segment Total.............................................      104         100    (347)           100         341          100
                                                                             ====                   ====                     ====
  Other Activities..........................................     (21)                (174)                     (173)
                                                                 ----                ----                      ----

Total Operating Profit (Loss)...............................       83                (521)                      168
                                                                 ====                ====                      ====

--------------

(1) The percentages in this column represent the percentage contribution of each segment to the total of all segments.

(2) Derived from the accompanying audited Consolidated Financial Statements.

(3) For a further discussion of special charges, see "Results of Operations - 2000 Compared with 1999 - Special Charges" and "Results of Operations - 1999 Compared with 1998 - Special Charges."

SUMMARY BY BUSINESS SEGMENT - 2000 COMPARED TO 1999

ACETYL PRODUCTS

    Net sales for the Acetyl Products segment increased by 35% to E2,106 million in 2000 from E1,561 million in 1999 due to price increases (+23%), favorable currency effects (+13%), and the acquisition of PVOH (+2%) while volumes decreased (-3%). Significant price increases, in particular for acetic acid and vinyl acetate monomer (up approximately 25%), and a reduction in operating costs offset the rapid rise in prices of key hydrocarbons, such as natural gas, ethylene and butane. Constricted industry capacity due to production outages in the market contributed to price increases.

    Due to a production interruption at the Clear Lake, Texas facility in mid-year 2000, we declared force majeure world-wide in acetic acid, vinyl acetate monomer, acetate esters, and acetic anhydride for a five week period. Additionally, although the acetic acid plant in Singapore started up as scheduled in July 2000, production was severely constrained by a supplier's inability to deliver carbon monoxide to the unit on a consistent and reliable basis. As a result, Celanese continues to maintain force majeure for acetic acid and vinyl acetate monomer for its Asian customers.

    In 2000, the Acetyl Products segment recorded special charges of E68 million, which included E53 million from the closure of acetic acid, acetic anhydride and acetaldehyde units at Knapsack, Germany. The remaining E15 million was primarily associated with employee severance costs from restructuring at an administrative office and a production facility in Texas. Special charges of E53 million were recorded in 1999 for the closure of an acetaldehyde unit in Europe and an acetyl and acetyl derivatives unit in Mexico as well as costs related to downsizing across all operations.

    The operating loss for the Acetyl Products segment was reduced to E10 million in 2000 from E65 million in 1999. The operating loss in 2000 was favorably affected by our ability to pass along rising raw material and energy costs, the elimination of costs associated with higher cost production facilities closed in 1999 and 2000 and other cost reduction initiatives. However, the improvements in 2000 were partially offset by production disruptions at Singapore and Clear Lake and incremental depreciation and amortization primarily associated with the new Singapore units, the PVOH acquisition and the acquisition of the minority interests in Celanese Canada, Inc.

    EBITDA excluding special charges increased by E111 million to E200 million in 2000 as compared to E89 million in 1999.

CHEMICAL INTERMEDIATES

    Net sales for the Chemical Intermediates segment increased by 23% to E1,085 million in 2000 from E884 million in 1999, primarily due to price increases (+15%) and favorable currency movements (+10%), which were partially offset by slightly lower volumes (-1%). Additionally, net sales were reduced by 1% as 1999 net sales included the final milestone payment of E13 million related to an acrylate project in Germany, which did not reoccur in 2000. Prices increased for a majority of products including acrylic acid, butanol, butyl acrylate and 2-ethyl hexanol, primarily driven by the increase in the cost of propylene. Although price increases for oxo products kept pace with higher raw material costs, we were not able to fully pass along rising raw material and energy costs to customers for acrylate products. Oxo volumes in 2000 remained at previous year levels due to a decision not to participate in the low pricing environment in Asia.

    In 2000, the Chemical Intermediates segment recorded special charges of E4 million, primarily related to administrative restructuring. This compares to special charges of E57 million in 1999, mainly related to an asset impairment charge associated with a European facility.

    The operating loss for the Chemical Intermediates segment was reduced to E24 million in 2000 from E47 million in 1999. The 1999 operating results were favorably affected by an insurance settlement of E17 million and the E13 million milestone payment mentioned above. However, after adjusting for these events and lower special charges, operating profit remained largely unchanged as price increases and cost reductions were offset by higher raw material and energy costs.

    EBITDA excluding special charges decreased to E50 million in 2000 from E84 million in the comparable period. Excluding the insurance settlement and milestone payment noted above, EBITDA excluding special charges was largely unchanged.

    ACETATE PRODUCTS

    Net sales for the Acetate Products segment increased by 2% to E756 million in 2000 from E739 million in 1999. Favorable currency movements (+12%) and price increases (+2%),were partially offset by lower sales volumes (-10%) and a change in the composition of the segment (-2%) due to the transfer of the high performance polymer product line (polybenzimidazole or "PBI") to Other Activities in July 2000. Average acetate prices improved primarily due to changes in product mix from the lower priced flake to higher priced tow. Volumes declined in flake and filament while increasing in tow. Flake volumes decreased due to lower sales to the non-consolidated Chinese joint ventures as the ventures increased local production. Acetate filament experienced a continuing decline in volumes and weaker pricing as a result of the reduction in the demand for acetate filament driven by a shift in fashion away from filament-based fabrics, inter-fiber substitution and Asian competition. Tow volumes were higher in 2000, as compared to 1999, due to increased demand in Europe.

    The Acetate Products segment recorded special charges of E8 million in 2000 as compared to special charges of E81 million in 1999. The net charge in 2000 represented employee severance costs associated with downsizing across the business as well as relocation costs incurred by moving acetate filament equipment within North America. These charges were partially offset by a E3 million net adjustment of a 1999 restructuring reserve due to the subsequent decision to delay the closure of an acetate filament facility in the U.S. beyond one year. The 1999 special charges related primarily to restructuring charges of E66 million associated with the closures of acetate filament units in the U.S. and Canada and the partial shutdown of a filter products unit in Mexico. In addition, the charges included severance costs associated with downsizing across the business and an asset impairment charge in acetate filament. Overall, Celanese reduced capacity in acetate filament by nearly 40,000 metric tons during 1999 and 2000.

    Operating profit for the Acetate Products segment of E9 million in 2000 improved from an operating loss of E46 million in 1999. Lower special charges and continued cost reductions at all locations were partially offset by the effects of a decrease in acetate flake and acetate filament sales volumes, as well as higher raw material and energy costs.

    EBITDA excluding special charges of E92 million in 2000 declined slightly as compared to E95 million in 1999.

    TECHNICAL POLYMERS TICONA

    Net sales for the Ticona segment increased by 17% to E923 million in 2000 from E788 million in 1999, reflecting favorable currency movements (+9%), higher volumes (+7%), and price increases (+1%). Favorable volumes were due to higher demand from the automotive sector, the electrical/electronic industry and for new applications. Volume growth was strong, especially in Europe. However, the U.S. economy began to soften in the fourth quarter, which reduced demand from the automotive sector. Prices remained relatively flat because of industry pressures, particularly in the U.S., and imports of standard grade products from Asia.

    In special charges, Ticona recorded E29 million of income in 2000 as compared to E154 million of expense in 1999. The income recorded in 2000 was primarily due to an E18 million insurance reimbursement associated with the plumbing cases. In addition, an unfavorable tax treatment affected the severance benefits to be received by our employees in Germany. Therefore, we modified the timing of payments associated with our 1999 restructuring plan, which resulted in a E10 million adjustment in 2000. The 1999 special charges of E154 million included the E128 million charge related to the plumbing cases (see Note 23 to the Consolidated Financial Statements). The remainder of the 1999 special charges were mainly for restructuring charges associated with employee severance costs.

    Operating profit for the Ticona segment increased to E96 million from an operating loss of E96 million in 1999. Operating results improved due to higher sales volumes and the positive effects of lower special charges in 2000. In addition, cost reductions and productivity improvements favorably affected operating results. These benefits were partially offset by the rapid increase in raw material and energy costs, particularly in the fourth quarter. Earnings were reduced in 2000 by the COC production plant start-up and investments in eBusiness.

    EBITDA excluding special charges increased by E17 million to E140 million in 2000 from E123 million in 1999.

    PERFORMANCE PRODUCTS

    Net sales for the Performance Products segment increased by 3% to E409 million in 2000 from E397 million in 1999. OPP film sales for 2000, which represented 70% of net sales in this segment, increased by 2%, mainly due to higher average prices and favorable currency effects, which were largely offset by volume declines resulting from the closure of the Swindon, UK facility in 1999. The increase in average prices for OPP films resulted from a shift in the product mix towards higher value added products and the pass through of higher raw material costs. Food ingredients sales for 2000, which represented 30% of total segment net sales, increased by 6% due to higher volumes and favorable currency effects, which were offset by price decreases. Higher sales volumes were attributable to increased usage of the high intensity sweetener Sunett (R) in the U.S. beverage industry as well as by the return of customers from Chinese competitors after a successful patent infringement lawsuit in the UK. Intense competition from Japanese and Chinese producers led to a decrease in sorbates prices. Prices, however, partially recovered in the fourth quarter of 2000 due to improved business conditions.

    The Performance Products segment recorded E6 million of special charges in 2000 primarily relating to the relocation of OPP film production assets from Swindon, UK to Mantes, France. This compares to E99 million of special charges in 1999, of which E75 million related to antitrust actions in the sorbates industry (see Note 23 to the Consolidated Financial Statements). The remainder was mainly due to restructuring charges associated with the closure of the Swindon, UK OPP films facility.

    Operating profit for the Performance Products segment of E33 million in 2000 improved from an operating loss of E93 million in 1999. The improvement was mainly due to a lower fixed cost base in the OPP films business resulting from the Swindon closure and the increased sales of higher value added products as well as increased volumes of the high intensity sweetener Sunett in the food ingredients business. Lower special charges in 2000 also contributed favorably to the operating results.

    EBITDA excluding special charges increased by E32 million to E74 million in 2000 from E42 million in 1999.

    OTHER ACTIVITIES

    Other Activities includes revenues mainly from the captive insurance companies, Celanese Ventures GmbH and the high performance polymer PBI as well as several service companies which do not have significant sales.

    In the second quarter of 2000, Celanese acquired 100% of Axiva GmbH, a process technology and engineering business, from Aventis S.A. In the fourth quarter of 2000, Celanese sold 75% of the process technology and engineering businesses of Axiva GmbH to Siemens and retained selected projects, which it continues to operate in the process technology entity which was renamed to Celanese Ventures GmbH.

    Effective July 1, 2000, PBI was transferred from the Acetate Products segment to Other Activities to reflect the strategic alignment of the high performance polymer with the fuel cell project of Celanese Ventures.

    Net sales for Other Activities increased by 40% to E84 million in 2000 from E60 million in 1999. The increase was primarily due to the transfer of PBI from Acetate Products in 2000, which contributed E12 million during the second half of 2000. PBI had net sales of E17 million in 1999.

    In special charges, Other Activities recorded a E28 million favorable adjustment in 2000 primarily associated with a restructuring reserve recorded in 1999. The reserve was adjusted due to the earlier than expected disposal of the lease obligations for former administrative facilities. Other Activities recorded E115 million of special charges in 1999, of which E52 million related to environmental and other costs associated with previously divested entities of Hoechst and E28 million represented demerger costs. The remainder relates to restructuring charges associated with the closure of an administrative facility in the U.S. and in Canada.

    The operating loss of Other Activities improved by E153 million to E21 million in 2000 compared to E174 million in 1999. The main reason for this improvement was the positive effect of lower special charges in 2000 as compared to 1999.

    EBITDA excluding special charges remained flat at a loss of E56 million in 2000 and 1999.

SUMMARY OF CONSOLIDATED RESULTS

    NET SALES

    Net sales increased by 21% to E5,207 million in 2000 as compared to E4,318 million in 1999 primarily as a result of higher selling prices and favorable currency movements, which were slightly offset by lower volumes. Selling prices increased in all segments predominantly due to the higher cost of raw materials and a shift in product mix.

    COST OF SALES

    Cost of sales increased by 23% to E4,441 million in 2000 compared with E3,621 million in 1999. Cost of sales as a percentage of net sales increased to 85% in 2000 from 84% in 1999, reflecting higher raw material costs. Additionally, in order to be consistent with industry practice, E37 million of distribution costs incurred in 2000 were included in cost of sales. The comparable costs of E34 million were included in selling, general and administrative expenses in 1999.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses decreased by 1% to E567 million in 2000 from E570 million in 1999. Selling, general and administrative expenses as a percentage of sales decreased to 11% in 2000 from 13% in 1999. Selling, general and administrative expense was significantly reduced by cost reduction programs throughout the entire company. In addition, the aforementioned reclassification in 2000 of distribution costs to cost of sales resulted in a decrease of E34 million. Additionally, the receipt of a E17 million insurance settlement related to environmental claims contributed to the decrease. Partially offsetting these decreases were strategic measures such as our participation in major industry eBusiness platforms, which increased selling, general and administrative expenses by approximately E20 million in 2000. Additionally, selling, general and administrative expenses increased in 2000 due to the full year amortization relating to Celanese's acquisition of the minority interest in Celanese Canada in the third quarter 1999 as well as the change in the remaining life of the 1987 Celanese merger goodwill from 27 to 20 years. Excluding the items noted above as well as currency effects, selling, general and administrative expenses decreased by approximately 4% in 2000 over the comparable period.

    RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses increased by 19% to E94 million in 2000 from E79 million in 1999 largely due to currency effects. Research and development expenses as a percentage of sales remained flat at 2% for both 2000 and 1999.

    SPECIAL CHARGES

    In 2000, Celanese recorded special charges totaling E29 million, which consisted of E97 million of restructuring charges, E59 million of income for adjustments to restructuring reserves recorded in 1999, E9 million of costs for the relocation of production assets associated with restructuring initiatives and E18 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (see Note 23 to the Consolidated Financial Statements).

    The E97 million of restructuring charges included employee severance costs of E46 million and plant and office closure costs of E51 million. Employee severance costs of E33 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Additionally, severance costs of E11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products business. The plant and office closure charges of E51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (E47 million). Annual cost savings from all of the 2000 restructuring initiatives are estimated to be in excess of E35 million upon completion of these initiatives.

    The E59 million of income for adjustments to the 1999 restructuring reserves related to employee termination benefits (E24 million) and plant and office closures (E35 million). Employee termination benefits were adjusted by E11 million due largely to unplanned voluntary resignations and by E10 million due to the aforementioned modification of the plan in the Ticona segment. In addition, a delay in the scheduled closure of a U.S. acetate filament production facility led to a net adjustment of E3 million in restructuring reserves. This facility is expected to be closed by early 2003. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposal of lease obligations for former administrative facilities (E28 million). As a result of the need for additional office space following the acquisition of PVOH, we cancelled previous plans to rationalize the U.S. chemical administration building (E4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (E3 million).

    Special charges of E9 million consist of non-restructuring charges related to the relocation of the OPP Film production assets from Swindon, UK to Mantes, France (E6 million) and the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives (E3 million).

    In 1999, Celanese recorded special charges totaling E559 million. This amount consisted of non-restructuring special charges of E341 million relating primarily to the plumbing cases (E128 million; see Note 23 to the Consolidated Financial Statements), the U.S. antitrust actions in the sorbates industry (E75 million; see Note 23 to the Consolidated Financial Statements), asset impairments (E56 million), environmental and other costs associated with previously divested Hoechst entities (E52 million) and demerger costs (E28 million). The remaining amount of E218 million related to restructuring charges of which E116 million represents personnel severance costs and E102 million is associated with plant and office closures. The personnel severance costs were associated with the expected elimination of approximately 2,000 positions. Annual cost savings from all of the 1999 restructuring initiatives are estimated to be in excess of E130 million upon completion of these initiatives.

    FOREIGN EXCHANGE GAIN (LOSS)

    Foreign exchange gain (loss) increased to a gain of E5 million in 2000 from a loss of E12 million in 1999. This change is primarily attributable to the appreciation of the U.S. dollar against the euro.

    OPERATING PROFIT (LOSS)

    Operating profit was E83 million in 2000 compared to an operating loss in 1999 of E521 million. The main reason for this change was the reduction of special charges, which decreased from E559 million in 1999 to E29 million in 2000. Also contributing to the improvement in operating profit were favorable currency movements, cost reductions and improving pricing, which were partially offset by increased raw material costs.

    EBITDA excluding special charges totaled E500 million in 2000 compared to E377 million in 1999.

    EQUITY IN NET EARNINGS OF AFFILIATES

    Equity in net earnings of affiliates increased to E19 million in 2000 from E7 million in 1999. This increase was mainly attributable to increased earnings from our joint venture Polyplastics which benefited from increased sales from a new plant in Malaysia which began operations in early 2000.

    INTEREST EXPENSE

    Interest expense decreased by 32% to E75 million in 2000 from E111 million in 1999, mainly as a result of lower net average debt outstanding during 2000 compared to 1999. The decrease was partially offset by an increase in average interest rates as well as the impact of the appreciation of the U.S. dollar against the euro, as the majority of Celanese's debt is denominated in U.S. dollars.

    INTEREST AND OTHER INCOME, NET

    Interest and other income, net increased to E112 million in 2000 from E33 million in 1999, mainly due to higher dividend income from our investments in China and Saudi Arabia, transaction gains on foreign currency financing and higher interest income.

    INCOME TAXES

    Income tax expense was E84 million as compared to a benefit of E83 million in 1999. The effective tax rate was 60% as compared to 14% in 1999. The effective tax rate in 2000 was affected by the utilization of net operating loss carryforwards in Germany, partially offset by non-deductible goodwill amortization. The effective tax rate in 1999 was impacted by goodwill amortization, new tax consolidation rules in Mexico and losses in Germany for which no benefit was recognized.

    MINORITY INTERESTS

    Earnings attributable to minority interests were E0 million in 2000 compared to income of E7 million in 1999. This decrease was principally attributable to the purchase of the minority interests in Celanese Canada.

    DISCONTINUED OPERATIONS

    In 2000, Celanese completed the sale of Vinnolit Kunstoff GmbH, Vintron GmbH and the phosphorous and phosphorous derivatives business conducted by the Thermphos Group. Celanese received gross proceeds of E35 million from the sales of these discontinued operations, which led to a net cash inflow in 2000 of E30 million from the 2000 divestitures and additional cash inflow of E60 million from the 1999 divestitures.

    The completion of the Thermphos, Vintron and Vinnolit transactions led to a gain in 2000 of E9 million, net of taxes, which was offset by additional losses incurred in 2000 relating to other discontinued operations sold in 1999.

    Earnings from discontinued operations, net of taxes, in 2000 were E3 million and consisted of earnings from operations of discontinued operations.

    In 1999, Celanese completed the sales of Copley Pharmaceuticals Inc., the Ethylene Oxide / Ethylene Glycol business, the U.S. and Japanese separation products business, the polyester fiber and bottle resin business in Millhaven, Ontario, Canada and its interests in the Dyneon fluoropolymer and Targor polypropylene joint ventures. Celanese received gross proceeds of E1,001 million from the sales of these discontinued operations, which led to a net cash inflow of E913 million in 1999. As a result of these transactions, Celanese recognized a gain in 1999 of E452 million, net of taxes, on disposals of discontinued operations in the consolidated statements of operations. In addition, earnings from operations of discontinued operations, net of taxes, in 1999 were E14 million relating to these divested businesses (see Note 5 to the Consolidated Financial Statements).

    Earnings from discontinued operations, net of tax, in 1999 of E310 million consisted of the net gain associated with the transactions discussed above of E452 million, the expected loss on the transactions associated with the businesses to be divested in 2000 of E154 million and the earnings from operations of discontinued operations of E12 million.

The following table summarizes the results of the discontinued operations for the years ended December 31, 2000, 1999 and 1998.


                                                                                 OPERATING              EQUITY IN NET EARNINGS OF
                                                    SALES                      PROFIT (LOSS)                    AFFILIATES
                                            -----------------------       -------------------------     ---------------------------
                                           2000      1999     1998        2000      1999      1998      2000      1999       1998
                                           ----      ----     ----        ----      ----      ----      ----      ----       ----
                                                                              (IN E MILLIONS)
                                         ------------------------------------------------------------------------------------------
Discontinued operations of
  Performance Products................        -        54       50          -          10         6          -         -         -
Discontinued operations of
  Other Activities....................       54       649      765          3        (38)         9          -         -         -
Discontinued operations of
  Equity Investments..................        -         -        -          -           -         -          2        36         9
                                           ----      ----     ----       ----        ----      ----       ----      ----      ----
Total Discontinued
Operations............................       54       703      815          3        (28)        15          2        36         9
                                           ====      ====     ====       ====        ====      ====       ====      ====      ====

    EXTRAORDINARY ITEM

    No extraordinary expense was incurred in 2000. Celanese incurred extraordinary expenses of E15 million in 1999 for early termination costs relating to the extinguishment of debt and the associated interest rate swaps.

    NET EARNINGS (LOSS)

    As a result of the factors mentioned above, the net earnings (loss) of Celanese increased by E265 million to net earnings of E58 million in 2000 from a net loss of E207 million in 1999.


SUMMARY BY BUSINESS SEGMENT - 1999 COMPARED WITH 1998

    ACETYL PRODUCTS

    Net sales for the Acetyl Products segment increased by 3% to E1,561 million in 1999 from E1,518 million in 1998 as a result of volume increases (+5%) and favorable currency movements (+3%), which were partially offset by lower selling prices (-5%). The year was characterized by a very difficult pricing environment. Despite average cost increases of 10% for natural gas and 32% for ethylene, selling prices for this segment actually declined. For example, average selling prices for two key products, acetic acid and vinyl acetate, were down 15% and 5%, respectively. Excess industry capacity made it difficult to pass on higher costs to customers, and it was necessary to reduce selling prices in order to maintain market positions. The typical time lag between changes in raw material costs and product selling prices has been extended by the severe competitive situation in the industry.

    The Acetyl Products segment recorded E53 million of special charges in 1999 primarily related to the closure of an acetaldehyde unit in Europe and an acetyl and acetyl derivatives unit in Mexico as well as costs related to downsizing across all operations. The Acetyl Products segment recorded E9 million of special charges in 1998 associated with the closure of an acetic acid unit in Europe.

    The Acetyl Products segment had an operating loss of E65 million in 1999 after an operating profit of E152 million in 1998. Operating profit in 1999 was negatively affected by E53 million of special charges together with an increase in amortization of goodwill and incremental depreciation of E16 million resulting primarily from the acquisitions of minority interests in Grupo Celanese and Celanese Canada.

    EBITDA excluding special charges decreased to E89 million in 1999 as compared to E246 million in 1998, primarily as a result of price declines and raw material price increases, which were slightly offset by cost reduction efforts. In addition, 1998 was positively affected by a E46 million settlement of a patent infringement lawsuit.

    CHEMICAL INTERMEDIATES

    Net sales for the Chemical Intermediates segment decreased by 4% to E884 million in 1999 from E920 million in 1998, primarily as a result of price decreases (-6%) and volume decreases (-2%), which were partially offset by favorable currency movements (+3%). Additionally, net sales increased by 1% as 1999 net sales included the final milestone payment of E13 million related to an acrylate project in Germany. Prices throughout the segment declined. The decline in sales prices reflects the adverse effects of global industry capacity outpacing market growth. Higher butyl acrylate volumes reflected additional capacity at the Clear Lake plant while lower butanol volumes reflected production difficulties at both the Bay City and Oberhausen plants in the first half of 1999.

    The Chemical Intermediates segment recorded special charges totaling E57 million in 1999, of which E40 million was related to an asset impairment charge associated with a European facility, as well as restructuring charges associated with general downsizing in the business. The Chemical Intermediates segment recorded E1 million in 1998 of personnel severance costs associated with a plant in Germany.

    The Chemical Intermediates segment had an operating loss of E47 million in 1999 after an operating profit of E54 million in 1998. In 1999, Chemical Intermediates was negatively affected by special charges of E57 million, compounded by an increase in goodwill amortization and incremental depreciation of E18 million resulting primarily from the acquisitions of minority interests of Grupo Celanese and Celanese Canada. In addition, the effects of a full year of depreciation, related to the acrylates expansion at Clear Lake and the butanol expansion at Bay City, further affected operating results.

    EBITDA excluding special charges decreased to E84 million in 1999 as compared to E111 million in 1998, primarily as a result of price and volume decreases discussed above, compounded by higher propylene costs, which increased by approximately 7%. These factors were partially offset by the favorable effects of a 1999 insurance settlement of E17 million for damages associated with an acrylic acid reactor as well as the E13 million milestone payment mentioned above.

    ACETATE PRODUCTS

    Net sales for the Acetate Products segment decreased by 12% to E739 million in 1999 from E839 million in 1998 as a result of volume decreases (-12%) and price decreases (-4%), which were partially offset by favorable currency movements (+4%). Acetate tow sales volumes were lower as compared to 1998 due to continuing competitive pressure, and pricing continued to suffer due to industry overcapacity. Acetate filament experienced a sharp decline in volumes and weaker pricing as a result of declines in the demand for acetate filament driven by a shift in fashion away from filament-based fabrics, inter-fiber substitution and Asian competition. In response to the difficult market conditions, Celanese has announced plans to reduce capacity in acetate filament by 39,000 metric tons over the next two years.

    The Acetate Products segment recorded E81 million of special charges in 1999, of which E66 million related primarily to restructuring charges associated with the closures of acetate filament units in the U.S. and Canada and the partial shutdown of a filter products unit in Mexico as well as severance costs associated with downsizing across the business. The remainder is related to an asset impairment charge in acetate filament. The Acetate Products segment recorded E6 million of severance costs in 1998 associated with downsizing across the business.

    The Acetate Products segment had an operating loss of E46 million in 1999 after an operating profit of E94 million in 1998. Acetate Products was negatively affected in 1999 by special charges of E81 million, compounded by an increase in amortization of goodwill and incremental depreciation of E6 million resulting primarily from the acquisitions of minority interests in Grupo Celanese and Celanese Canada.

    EBITDA excluding special charges decreased to E95 million in 1999 as compared to E154 million in 1998, primarily as a result of the price and volume declines discussed above, offset in part by cost reduction efforts at all locations.


    TECHNICAL POLYMERS TICONA

    Net sales for the Ticona segment increased by 5% to E788 million in 1999 from E750 million in 1998 as a result of higher volumes (+6%) and favorable currency movements (+3%), which were partly offset by price decreases (-4%). The higher volumes were mainly a result of higher demand for new applications in the automotive and telecommunications industries. The price declines were mainly attributable to pricing pressure in standard grade products, particularly in Europe. However, in the fourth quarter of 1999, the European trend began to improve as price increases were announced and partly implemented. The results of the fourth quarter were significantly above expectations due to unusually high demand resulting from the strong economy in the U.S. and Europe as well as pre-buying by customers ahead of an announced price increase.

    Ticona recorded E154 million of special charges in 1999, of which E128 million was related to the plumbing cases (see Note 23 to the Consolidated Financial Statements). The remainder related mainly to restructuring charges associated with employee severance costs.

    Ticona had an operating loss of E96 million in 1999 after an operating profit of E53 million in 1998. The Ticona segment was negatively affected in 1999 by E154 million of special charges noted above.

    EBITDA excluding special charges rose to E123 million in 1999 as compared to E115 million in 1998, primarily as a result of higher volumes, as raw material pricing remained relatively stable.

    PERFORMANCE PRODUCTS

    Net sales for the Performance Products segment decreased by 2% to E397 million in 1999 from E407 million in 1998. OPP film sales for 1999, which represented 71% of net sales in this segment, decreased by 7% primarily because of lower selling prices in most product lines resulting from worldwide overcapacity and the pass-through of lower raw material prices to customers. Food ingredients sales for 1999, which represented 29% of total segment net sales, increased by 11% because of higher volumes of the high intensity sweetener Sunett (R) in part because of a July 1998 approval by the U.S. Food and Drug Administration for the use of Sunett in liquid beverages. A volume increase in sorbates was offset by lower prices resulting from global overcapacity and pricing pressure from Japanese and Chinese competitors.

    The Performance Products segment recorded E99 million of special charges in 1999, of which E75 million related to additional charges for antitrust actions in the sorbates industry (see Note 23 to the Consolidated Financial Statements). The remainder related mainly to restructuring charges associated with the closure of an OPP films unit in the United Kingdom. The Performance Products segment recorded E30 million of special charges in 1998 of which E27 million of charges related to antitrust actions in the sorbates industry. The remainder related to the shutdown of an OPP production line in the United Kingdom.

    The Performance Products segment had an operating loss of E93 million in 1999 as compared to an operating loss of E12 million in 1998. The segment was negatively affected by special charges of E99 million in 1999 as compared to E30 million in 1998.

    EBITDA excluding special charges decreased to E42 million in 1999 compared to E52 million in 1998. The lower results in the OPP films business was mainly a result of depressed sales prices for all products and increased expenses associated with the expansion of the Mexican OPP facility. Improved results in the food ingredients business were mainly due to higher gross profit in the high intensity sweetener product line resulting from increased volumes reinforced by the positive effects of cost reduction efforts.

    OTHER ACTIVITIES

    Net sales of Other Activities were E60 million in 1999 and 1998. Other Activities includes revenues associated with Celanese's captive insurance companies in addition to the research activities previously conducted by Hoechst Research & Technology in the U.S., as well as several service companies which do not have significant sales.

    Other Activities recorded E115 million of special charges in 1999, of which E52 million related to environmental and other costs associated with previously divested entities of Hoechst and E28 million to demerger costs. The remainder relates to restructuring charges associated with the closure of an administrative facility in the U.S. and Canada as well as final closure costs related to Hoechst Research & Technology in the U.S.. Other Activities recorded E54 million of special charges in 1998 primarily related to the discontinuation of Hoechst Research & Technology in the U.S. (E21 million) as well as the shutdown of the former U.S. corporate headquarters (E29 million).

    Other Activities had an operating loss of E174 million in 1999 compared to an operating loss of E173 million in 1998. Other Activities was negatively affected by special charges in 1999 of E115 million as compared to E54 million of special charges in 1998.

    EBITDA excluding special charges improved to a loss of E56 million in 1999 as compared to a loss of E98 million in 1998. The lower loss is principally attributable to a reduction of the costs associated with the discontinuation of Hoechst Research & Technology in the U.S. and to the receipt of an E18 million insurance settlement related to environmental claims.

SUMMARY OF CONSOLIDATED RESULTS

    NET SALES

    Net sales declined by 1% to E4,318 million in 1999 as compared to E4,344 million in 1998, primarily as a result of lower selling prices which were partially offset by favorable currency movements and slightly higher volumes. Lower selling prices were experienced in all segments due largely to industry overcapacity in most segments. Favorable currency movements were primarily due to the strengthening of the U.S. dollar versus the euro. Volume increases were reported in the Acetyl Products, Ticona and Performance Products segments, while Acetate Products and Chemical Intermediates experienced volume declines.

    COST OF SALES

    Cost of sales increased by 5% to E3,621 million in 1999 compared with E3,454 million in 1998. Cost of sales as a percentage of sales increased to 84% in 1999 from 80% in 1998 which reflects generally higher raw material costs and lower selling prices.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased by 7% to E570 million in 1999 from E535 million in 1998. Selling, general and administrative expenses as a percentage of sales increased to 13% in 1999 from 12% in 1998. In 1999, Celanese received an insurance settlement of E17 million for damages associated with an acrylic acid reactor as well as an E18 million insurance settlement related to environmental claims, which were partially offset by additional goodwill amortization expense of E30 million. The increase in goodwill amortization is directly related to the additional goodwill amortization resulting from Hoechst acquiring substantially all the minority interest of our Mexican subsidiary, Grupo Celanese, and subsequently contributing this interest to Celanese in December 1998, Celanese acquiring the minority interest in Celanese Canada in the third quarter 1999 as well as the change in the remaining estimated life of the 1987 Celanese merger goodwill from 27 to 20 years. In 1998, Celanese received a settlement in connection with a patent infringement lawsuit of E46 million. Excluding the effects of the items noted above, selling, general and administrative expenses decreased to E575 million in 1999 from E581 million in 1998.

    RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses decreased by 22% to E79 million in 1999 from E101 million in 1998, principally as a result of the continuing impact of a strategic reorientation of research, according to which most research activity is now undertaken by the operating businesses themselves instead of by a separate research unit. This decision led to lower personnel and overall research and development expense from the former Hoechst Research & Technology in the U.S., which did not have any expenses in 1999 as compared to E39 million in 1998. Research and development expense as a percentage of sales remained flat at 2% for both 1999 and 1998.

    SPECIAL CHARGES

    In 1999, Celanese recorded special charges totaling E559 million. This amount consists of non-restructuring special charges of E341 million relating primarily to the plumbing cases (E128 million; see Note 23 to the Consolidated Financial Statements), the U.S. antitrust actions in the sorbates industry (E75 million; see Note 23 to the Consolidated Financial Statements), asset impairments (E56 million), environmental and other costs associated with previously divested Hoechst entities (E52 million) and demerger costs (E28 million). The remaining amount of E218 million relates to restructuring charges of which E116 million represents personnel severance costs and E102 million is associated with plant and office closures. The personnel severance costs were associated with the elimination of approximately 2,000 positions. Annual cost savings from all of the 1999 restructuring initiatives were estimated to be in excess of E130 million upon completion of these initiatives.

    In 1998, Celanese recorded special charges totaling E100 million. This amount consists of restructuring charges (E73 million) and antitrust actions in the sorbates industry (E27 million). The restructuring charges related primarily to personnel severance costs (E34 million) and other plant and office closure costs (E39 million). Annual cost savings from the 1998 restructuring were estimated to be approximately E24 million upon completion of these initiatives.

    FOREIGN EXCHANGE GAIN (LOSS)

    Foreign exchange gain (loss) showed a loss of E12 million in 1999 after a loss of E4 million in 1998. The higher loss is primarily due to an increase in net U.S. dollar-denominated monetary assets in Mexico compounded by the appreciation of the peso against the U.S. dollar for the affected period.

    GAIN ON DISPOSITION OF ASSETS

    The gain on disposition of assets decreased to a gain of E2 million in 1999 from a gain of E18 million in 1998. The change is primarily attributable to lower gains on the disposition of assets (E16 million), primarily related to the sale of facilities in the United States.

    OPERATING PROFIT (LOSS)

    An operating loss of E521 million was sustained in 1999 compared to an operating profit in 1998 of E168 million. The principal cause of the loss was special charges of E559 million incurred as a result of restructuring as well as other unusual expenses, primarily related to litigation incurred outside the ordinary course of business.

EBITDA excluding special charges totaled E377 million in 1999 compared to E580 million in 1998.

    EQUITY IN NET EARNINGS OF AFFILIATES

    Equity in net earnings of affiliates decreased to E7 million in 1999 from E11 million in 1998. This decrease was mainly attributable to a reduction in earnings of InfraServ Hochst, in which Celanese owned a 27% interest in 1999. Earnings in Polyplastics and the other equity investments remained relatively flat.

    INTEREST EXPENSE

    Interest expense decreased by 17% to E111 million in 1999 from E133 million in 1998. This decrease was mainly a result of lower net average debt outstanding during 1999 compared to 1998, significantly affected by a debt reduction in the fourth quarter of 1999. This was partially offset by an increase in average interest rates as well as the impact of the appreciation of the U.S. dollar against the euro, as the majority of Celanese debt is denominated in U.S. dollars.

    INTEREST AND OTHER INCOME, NET

    Interest and other income, net decreased to E33 million in 1999 from E47 million in 1998. Interest and other income was mainly generated from interest and dividend income earned by Celanese's captive insurance subsidiaries. Additionally, transaction gains and losses were recorded relating to foreign currency financing.

    INCOME TAXES

    Income taxes was a benefit of E83 million in 1999 as compared to an expense of E109 million in 1998. The effective tax rate was 117% in 1998 as compared to 14% in 1999. The effective tax rate in 1999 was impacted by goodwill amortization, new tax consolidation rules in Mexico and losses in Germany for which no benefit was recognized.

    MINORITY INTERESTS

    Earnings attributable to minority interests increased to income of E7 million in 1999 from an expense of E40 million in 1998. This increase was principally attributable to net losses incurred in Celanese Canada in 1999. In September 1999, Celanese acquired all the remaining interest of Celanese Canada, thereby giving Celanese 100% ownership of Celanese Canada. In addition, Hoechst acquired substantially all the remaining interest in Grupo Celanese and contributed this interest to Celanese in December 1998.

    EXTRAORDINARY ITEM

    Celanese incurred extraordinary expenses of E15 million in 1999 for early termination costs relating to the extinguishment of debt and the associated interest rate swaps. No extraordinary expense was incurred in 1998.

    NET EARNINGS (LOSS)

    As a result of the factors mentioned above, the net loss of Celanese increased by E163 million to E207 million in 1999 from E44 million in 1998.

LIQUIDITY AND CAPITAL RESOURCES

    Celanese's liquidity in 2000 was affected by the acquisition of the PVOH business (E359 million), the share buy back program (E119 million), and the payment of liabilities recorded as special charges in 1999 and 2000 (E340 million). These liquidity needs were met by operating cash flows, utilizing Celanese's cash reserves and additional funds drawn from existing credit facilities. In 2001, Celanese expects to fund its liquidity needs from operating cash flows and other financing sources.

    NET CASH PROVIDED BY OPERATING ACTIVITIES

    Net cash provided by operating activities decreased to E58 million in 2000 compared to E183 million in 1999. This decrease is primarily attributable to the use of E340 million for the payment of liabilities recorded as special charges in addition to an increase in working capital, partially offset by stronger operating results in 2000.

    For the year 2001, nearly all of the remaining cash items of the special charges are expected to be paid, leading to corresponding cash outflows.

    Net cash provided by operating activities decreased to E183 million in 1999 compared to E330 million in 1998. The decrease is primarily attributable to the weaker operating results in 1999. The special charges recorded in 1999 include E102 million of non cash items and cash items amounting to E457 million of which only a small amount was paid during 1999. The changes in operating assets and liabilities also affected cash flow. An increase in receivables due from reinsurance companies was offset by a corresponding increase in loss reserves by Celanese's captive insurance companies. Inventories decreased and trade receivables increased. Income tax payables decreased due to payments made for previous periods. Income tax liabilities did not increase as a result of lower taxable income in 1999.

    NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES

    Net cash used in investing activities amounted to E505 million in 2000 compared to a cash inflow of E257 million in 1999.

    The major factors influencing cash flows from investing activities in 2000 were the acquisitions of the PVOH business (E359 million) and Axiva GmbH (E38 million). These uses were partially offset by net proceeds of E90 million from discontinued operations including the 2000 sales of Vinnolit Kunstoff GmbH, Vintron GmbH and the phosphorous and phosphorous derivatives business conducted by the Thermphos Group. Purchases and sales of marketable securities conducted by the captive insurance companies almost offset in 2000, resulting in a net cash outflow of E7 million.

    Capital expenditures on property, plant & equipment decreased to E235 million in 2000, compared to E262 million in 1999. This decrease was reflected in all segments, except for the Ticona segment.

    Net cash provided by (used in) investing activities increased by E554 million to a net cash inflow of E257 million in 1999 from a use of cash of E297 million in 1998.

    Net cash provided by investing activities in 1999 was positively affected by significant cash proceeds from the sale of discontinued businesses amounting to E913 million (see Note 5 to the Consolidated Financial Statements). This inflow was partially offset by the acquisition of the minority interest in Celanese Canada as well as the acquisition of a 50% interest in Korea Engineering Plastics Company Ltd., amounting to E397 million.

    Capital expenditures on property, plant & equipment decreased to E262 million in 1999, compared to E345 million in 1998. This decrease was reflected in all segments, except for the Acetyl Products segment due to the acetic acid and acetate esters expansions in Singapore.

    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

    Net cash provided by (used in) financing activities increased to a cash inflow of E77 million in 2000 from a cash outflow of E72 million in 1999.

    The main factor affecting cash inflows from financing activities was proceeds received from debt financing amounting to E271 million. By drawing on our credit facilities and utilizing our cash reserves, we financed the acquisitions mentioned above, the payment of special charges and the 2000 share buy back program, under which approximately 10% of the shares outstanding were repurchased.

    Net cash used in financing activities increased by E27 million to E72 million in 1999 from E45 million in 1998.

    The net cash flow from financing activities in 1999 was significantly affected by the collection of demerged receivables and other financing receivables from Hoechst amounting to E706 million. The majority of this cash inflow, as well as the cash inflows from the divestiture program amounting to E913 million, were used to repay debt in the fourth quarter of 1999. The debt level peaked in the third quarter, primarily as a result of the financing of the acquisition of the minority interests in Celanese Canada. Amounts which could not be used to repay debt increased the cash balance to E378 million. In connection with the refinancing of certain portions of external debt triggered by the demerger, early extinguishment charges amounting to E15 million, net of tax, were reported as extraordinary expense.

    SHORT-TERM AND LONG-TERM BORROWINGS

    Celanese's combined debt primarily consists of commercial paper, bank loans, notes with affiliates, term notes, and pollution control and industrial revenue bonds. Celanese had a U.S. $700 million (E752 million) commercial paper program at December 31, 2000. As of December 31, 2000, there were E20 million of borrowings against the commercial paper program. Celanese maintains committed back up facilities, revolving credit lines and term loans with several banks aggregating E2,130 million at December 31, 2000; the aggregate unused part thereof amounted to E1,634 million, of which U.S. $700 million (E752 million) was used as credit backup for Celanese's commercial paper program. Celanese had outstanding letters of credit amounting to E171 million at December 31, 2000 and E109 million at December 31, 1999. The loans are principally denominated in U.S. dollars, euro, South African rand, and British pound sterling. Total debt increased to E1,165 million at December 31, 2000 from E948 million at December 31, 1999. This increase is primarily attributable to the PVOH acquisition, the payment of special charges, and the share buy back program mentioned above.

    Certain Affiliates pool their excess cash with Celanese and the excess cash is loaned to Celanese under a revolving credit agreement. The outstanding payable for these agreements from Celanese to its Affiliates of E283 million and E302 million in 2000 and 1999, respectively, is included within short-term borrowings and current installments of long-term debt. Celanese expects to continue these arrangements at comparable levels in 2001.

    TOTAL SHAREHOLDERS' EQUITY

    Prior to the effective date of the demerger, combined equity represented Celanese's historical equity in the businesses and activities, which were demerged to form Celanese (see Note 4 to the Consolidated Financial Statements).

    At December 31, 2000, shareholders' equity amounted to E2,843 million, compared to E2,866 million at December 31, 1999. The decrease was primarily attributable to the purchase of treasury stock, which was partially offset by the positive impact of foreign currency translations and current year earnings.

    At December 31, 1999, shareholders' equity amounted to E2,866 million, compared to E2,736 million at December 31, 1998. The increase was primarily attributable to the positive impact of foreign currency translations, which was partially offset by the net loss for 1999.

    On the basis of the Consolidated Financial Statements, at December 31, 1998, shareholders' equity amounted to E2,736 million, compared to E1,250 million at December 31, 1997. This increase was due principally to a positive impact of E1,617 million resulting from net transactions with Hoechst, partially offset by the net loss for 1998 of E44 million. The Hoechst transactions principally included the contribution of the minority interest of our Mexican subsidiary, Grupo Celanese, which was not already owned by Celanese of E643 million, the contribution of Hoechst receivables of E384 million, the transfer of other businesses from Celanese to Hoechst of E350 million and the recognition of a deferred tax asset in connection with the contribution of Hoechst's investment in Dyneon of E109 million.

    For the year 2000, Management intends to pay a dividend of E0.40 per share, totaling E20 million, subject to shareholder approval, in May 2001.

ENVIRONMENTAL MATTERS

    In 2000, Celanese's worldwide expenditures, including expenditures for third party and divested sites, for compliance with environmental regulations and internal company initiatives totaled E82 million, of which E8 million was for capital projects. In 2001, total environmental expenditures are expected to be approximately E90 million, of which E13 million is for capital projects. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2001, management believes that the current spending trends will continue.

    The total environmental costs charged to operations for remediation efforts amounted to E23 million in 2000, E77 million in 1999 and E94 million in 1998. The E94 million recorded in 1998 is net of E56 million, as a result of discounting future outlays for fixed period remediation projects using a 6% discount rate.

MARKET RISKS

    Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to currency exchange rates and interest rates. Celanese has in place policies of hedging against changes in currency exchange rates and interest rates as described below.

    FOREIGN EXCHANGE RISK MANAGEMENT

    Prior to January 1, 1999, Celanese's functional currency was the DM, but since the adoption of the euro by Germany and the other euro zone countries on that date, Celanese's functional currency has been the euro. Celanese has receivables and payables denominated in currencies other than the functional currencies of the various subsidiaries of Celanese, which create foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, South African rand, Mexican peso, Japanese yen, British pound sterling, Australian dollar and Canadian dollar as the most significant sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for recognized assets and liabilities and forecasted transactions. The terms of these contracts are generally under one year. Celanese implemented a centralized hedging strategy in which foreign currency denominated receivables or liabilities booked by the operating entities will be hedged on a consolidated basis.

    Celanese's Consolidated Financial Statements for periods prior to January 1, 1999 have been prepared using the Deutsche Mark or DM and are restated from DM to euro using the official fixed conversion rate between the DM and the euro of DM 1.95583 per E1.00. Beginning January 1, 1999, Celanese's financial statements have been prepared in euro. A substantial portion of Celanese's assets, liabilities, revenues and expenses is denominated in currencies other than the euro-zone currencies, principally the U.S. dollar. Fluctuations in these currencies' values against the euro, and in the past against the DM, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese's business and financial results. For example, a decline in the value of the U.S. dollar versus the euro, results in a decline in the euro value of Celanese's sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the U.S. dollar versus the euro would result in an opposite effect. As noted above, for periods prior to January 1, 1999, Celanese's Consolidated Financial Statements have been restated from DM into euro. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased net sales by approximately 11% in 2000 and that the translation effects of changes in the value of other currencies against the DM reduced the fall in net sales by approximately 3% in 1999. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased total assets by approximately 6% in 2000. Celanese's exposure to transactional effects of variations in exchange rates is greatly reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

    Celanese's policy with respect to limiting its exposure to transactional effects of variations in exchange rates is to use financial instruments that reduce such exposure. The principal instruments used are forward exchange contracts generally with terms of less than one year (see Note 22 to the Consolidated Financial Statements).

    INTEREST-RATE RISK MANAGEMENT

    Celanese is primarily exposed to changes in interest rates in the U.S. dollar and the euro. To manage these risks, Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt portfolio. Celanese uses swaps for hedging purposes only. The maturities of these swaps depend on the underlying debt portfolio.

INTRODUCTION OF THE EURO

    On January 1, 1999, the euro became a currency in its own right. Until January 1, 2002, the euro can only be used as transaction currency. Beginning on January 1, 2002, the euro will be the official currency of all euro zone countries. There will be a transition period ending July 1, 2002 during which the local currencies of participating countries may still be used alongside the euro. Beginning January 1, 1999, Celanese has adopted the euro as the currency in which it presents its financial statements.

    Every Celanese company has examined the risks of the euro for its businesses and markets. Celanese does not expect the euro to lead to short-term changes in business-specific cost structures or its market positions, although Celanese believes that the euro may contribute to the ongoing convergence of prices in Europe over the longer term.

    Celanese does not expect its exposure to currency risk to change materially as a result of the introduction of the euro. The impact of exchange rate changes of a non-euro currency such as the U.S. dollar, the British pound sterling or the Japanese yen versus the euro will continue to depend on the actual exposure at the time of the risk assessment.

NEW ACCOUNTING STANDARDS

    Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement 133") as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities ("Statement 138") were issued by the Financial Accounting Standards Board in June 1998 and June 2000, respectively. These statements standardize the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standards, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposure to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

    Celanese adopted Statement 133, as amended by Statement 138, on January 1, 2001,and accordingly will apply the standards of the Statements prospectively. Upon adoption, Celanese will record a net transition adjustment gain of E8 million, net of related income tax of E4 in accumulated other comprehensive income (loss) at January 1, 2001. Further, the adoption of Statements 133 and 138 will result in Celanese recognizing E14 million of derivative instrument assets and E2 million of derivative liabilities.

    Pursuant to Statements 133 and 138, Celanese does not expect that the adoption will materially increase the volatility of reported earnings. Volatility of accumulated other comprehensive income (loss) is expected to increase. In general, the amount of volatility will vary with the level of derivative activities during any period. Celanese believes, it is not likely that these amounts will be material in the future.

RISKS OF FUTURE DEVELOPMENT

    Celanese's business activity is subject to general economic and political risks in the countries and regions in which it does business. In addition, changes in the economic conditions in many of its markets (e.g. automotive, electrical/electronic, construction and textile industries), as well as cyclicality in the basic chemicals industry could have an effect on the company's economic performance. In particular, the markets for basic chemicals are characterized by significant economic swings, during which periods of low prices and overcapacity could lead to reduced profit margins and lower operating profits.

    Celanese is subject to risks associated with the increased volatility in raw materials prices and the availability of key raw materials such as natural gas, propylene, ethylene and wood pulp, as well as the company's ability to pass on increased raw materials costs to its customers by increasing the prices of its products, or to offset such increased raw materials costs by reducing costs. In this context the company will continue the practice it started in 2000 to lock in some prices for some important raw materials by entering into hedging arrangements, which are customary in the industry. This practice could also lead to negative effects, should unforeseen developments occur with respect to raw material prices. Some of Celanese's plants have a single supplier for certain raw materials. An unforeseen limitation of supply by such a supplier can therefore have negative effects on the company. For example, the continuing problems of a supplier to guarantee a consistent and reliable supply of carbon monoxide, an important raw material for the manufacture of acetic acid, to the company's acetic acid plant in Singapore, which started up in 2000, can have a negative effect on operating profits.

    The safe operation of Celanese's plants is subject to risks associated with the production of chemicals, including the storage and transport of raw materials, products and wastes, and in particular environmental risks. The company carries appropriate property, business interruption and casualty insurance in accordance with customary industry practice. The environmental, health and safety regulations pertaining to Celanese's business are subject to continuous legislative review, which could result in stricter regulations and trigger increased costs for the Company.

    Moreover, in connection with the demerger, certain environmental liabilities, including those resulting from the former business activities of the Hoechst Group at various sites, were allocated among Celanese AG and Hoechst AG, regardless of the responsibility for the cause of such environmental liabilities. In some instances this could lead to Celanese having to compensate third parties, as well as to indemnification payments between Celanese and Hoechst, the amounts of which cannot at present be determined. Celanese has already created reserves for this contingency where needed.

OUTLOOK

    Celanese is transforming itself into a less cyclical, higher value added chemical company. To enhance profitability and long-term value, Celanese will continue to refocus its business portfolio and pursue opportunities as they arise in the market. Celanese will continue to strengthen its core businesses and focus on cost savings as well as working capital optimization. As energy and hydrocarbons costs are expected to remain at a high level, we will continue a product pricing policy which attempts to recover raw material price increases.

    Celanese expects its first half 2001 results will be burdened by the high cost of energy and hydrocarbons, the effects of the slowing U.S. economy and the aforementioned supply difficulties at its acetic acid plant in Singapore. Based on ongoing price increase initiatives, continuous cost cutting and working capital improvement, Celanese is targeting its full year 2001 earnings per common share from continuing operations to grow by a double-digit percent.


FORWARD-LOOKING INFORMATION

    This section covers the current performance and outlook of the company and each of its operating segments. The forward-looking statements contained in this section and in other parts of this document involve the risks and uncertainties that may affect the company's operations, markets, products, services, prices and other factors as more fully discussed elsewhere and in filings with the U.S. Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors, as well as issues related to year 2001. Accordingly, there is no assurance that the company's expectations will be realized.

                        REPORT OF THE BOARD OF MANAGEMENT

       The Board of Management of Celanese AG is responsible for the preparation, the completeness, and the integrity of the consolidated financial statements as well as for the information contained in the management report of Celanese AG and subsidiaries ("Celanese").

       The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. The exemption of article 292a HGB has been applied.

       The companies included in the consolidated financial statements are required to maintain orderly accounting records and to establish effective control systems. These control systems which are reviewed by corporate auditing for their reliability and effectiveness are intended to enable the Board of Management to recognize the potential impact of negative factors on Celanese's assets and developments in a timely fashion. This ensures that all business developments are correctly reflected and that a reliable basis for the consolidated financial statements is created.

       The Board of Management runs the company in the interests of its stockholders and in awareness of its responsibility towards employees and society. Our declared aim is to employ the resources entrusted to us so as to increase the value of Celanese.

       Pursuant to a resolution passed at the last General Meeting, the Supervisory Board has engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft as independent auditors to audit the consolidated financial statements. A separate long-form audit report in accordance with German requirements is being prepared by the independent auditors. The Financial and Audit Committee of the Supervisory Board will examine the consolidated financial statements including the management report as well as the audit report during its meeting on the annual financial statements, which will be attended by the members of the Board of Management and the independent auditors. Thereafter the Supervisory Board will review the information relating to the consolidated financial statements. The results of this review can be inferred from the report of the Supervisory Board.

Frankfurt am Main, February 23, 2001


The Board of Management


Claudio Sonder


Edward H. Munoz                Perry W. Premdas


Ernst Schadow                  David N. Weidman

                          INDEPENDENT AUDITORS' REPORT

To the Supervisory Board and Shareholders
Celanese AG:

       We have audited the consolidated financial statements of Celanese AG and subsidiaries ("Celanese") as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule as listed in the accompanying index. These consolidated financial statements and schedule are the responsibility of Celanese's management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States and Germany. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celanese as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Frankfurt am Main, Germany
February 23, 2001

KPMG Deutsche Treuhand-Gesellschat
Aktiengesellschaft Wirtschaftspruefungsgesellschaft




Kuhn                                             Euler
Wirtschaftspruefer                               Wirtschaftspruefer

                          CELANESE AG AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                 2000            1999            1998(1)
                                                                                 ----            ----            -------
                                                                                (IN E MILLIONS EXCEPT FOR PER SHARE DATA)

                                                                            -------------------------------------------------

Net sales..............................................................            5,207           4,318            4,344
Cost of sales..........................................................          (4,441)         (3,621)          (3,454)
Selling, general and administrative expenses...........................            (567)           (570)            (535)
Research and development expenses......................................             (94)            (79)            (101)
Special charges........................................................             (29)           (559)            (100)
Foreign exchange gain (loss)...........................................                5            (12)              (4)
Gain on disposition of assets..........................................                2               2               18
                                                                                  ------          ------           ------

     Operating profit (loss)...........................................               83           (521)              168

Equity in net earnings of affiliates...................................               19               7               11
Interest expense.......................................................             (75)           (111)            (133)
Interest and other income, net.........................................              112              33               47
                                                                                  ------          ------           ------

     Earnings (loss) before income tax, minority interests,
discontinued operations and extraordinary expense......................              139           (592)               93

Income tax benefit (expense)...........................................             (84)              83            (109)
                                                                                  ------          ------           ------

    Earnings (loss) before minority interests, discontinued
operations and extraordinary expense...................................               55           (509)             (16)

Minority interests.....................................................                -               7             (40)
                                                                                  ------          ------           ------

    Earnings (loss) from continuing operations.........................               55           (502)             (56)

    DISCONTINUED OPERATIONS, NET OF INCOME TAX OF E19 MILLION, E77
    MILLION AND E8 MILLION IN 2000, 1999, AND 1998, RESPECTIVELY:
    Earnings from operations of discontinued operations................                3              12               12
    Gain on disposal of discontinued operations........................                -             298                -
                                                                                  ------          ------           ------
    Earnings from discontinued operations..............................                3             310               12

Extraordinary expense, net of income tax...............................                -            (15)                -
                                                                                  ------          ------           ------

       Net earnings (loss).............................................               58           (207)             (44)
                                                                                  ======          ======           ======

Earnings (loss) per common share - basic and diluted:
     Continuing operations.............................................             1.03          (8 98)           (1 00)
     Discontinued operations...........................................             0.06            5.55             0.21
     Extraordinary item................................................                -          (0.27)                -
                                                                                  ------          ------           ------
       Net earnings (loss).............................................             1.09          (3.70)           (0 79)
                                                                                  ======          ======           ======
Weighted average shares - basic and diluted                                   53,293,128      55,915,369       55,915,369

(1) Balances have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                               AS OF DECEMBER 31,

                                                                                2000             1999
                                                                                ----             ----
                                                                                   (IN E MILLIONS)
                                                                          ----------------------------------
ASSETS
Current assets:
   Cash and cash equivalents.............................................             24              378
   Receivables, net......................................................          1,659            1,598
   Inventories...........................................................            719              588
   Deferred income taxes.................................................             83              126
   Other assets..........................................................             42               52
                                                                                   -----            -----
        Total current assets.............................................          2,527            2,742
                                                                                   -----            -----
Investments..............................................................            613              580
Property, plant and equipment, net.......................................          2,169            1,932
Deferred income taxes....................................................            119              230
Other assets.............................................................            757              703
Intangible assets, net...................................................          1,457            1,382
                                                                                   -----            -----
        Total assets.....................................................          7,642            7,569
                                                                                   =====            =====

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Short-term borrowings and current installments of long-term debt.....            414              429
    Accounts payable and accrued liabilities.............................          1,519            1,779
    Deferred income taxes................................................             10               16
    Income taxes payable.................................................            290              235
    Net liabilities of discontinued operations...........................              -               42
                                                                                   -----            -----
       Total current liabilities.........................................          2,233            2,501
                                                                                   -----            -----
Long-term debt...........................................................            751              519
Deferred income taxes....................................................             48               69
Other liabilities........................................................          1,757            1,591
Minority interests.......................................................             10               23

 Shareholders' equity:
   Common stock, no par value, E143 million aggregate registered value;
    55,915,369 shares authorized and issued; 50,326,355 and 55,915,369
    outstanding in 2000 and 1999, respectively...........................            143              143
   Additional paid-in capital............................................          2,508            2,504
   Retained earnings.....................................................             92               40
   Accumulated other comprehensive income................................            223              179
                                                                                   -----            -----
                                                                                   2,966            2,866
    Less: Treasury stock at cost (5,589,014 shares in 2000)..............            123                -
                                                                                   -----            -----
      Total  shareholders' equity........................................          2,843            2,866
                                                                                   -----            -----
        Total liabilities and  shareholders' equity......................          7,642            7,569
                                                                                   =====            =====

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                               ADDITIONAL              ACCUMULATED OTHER       PRE-                        TOTAL
                                     MMON       PAID-IN     RETAINED     COMPREHENSIVE     DISTRIBUTION     TREASURY   SHAREHOLDERS'
                                     STOCK       CAPITAL     EARNINGS     INCOME (LOSS)       EQUITY         STOCK        EQUITY
                                     -----       -------     --------     -------------       ------         ------       ------

                                                                              ( IN E MILLIONS)(1)
                                    ------------------------------------------------------------------------------------------------

Balance at December 31, 1997........     -           -          -            (28)             1,278             -           1,250
Comprehensive loss, net of tax:
  Net loss..........................     -           -          -              -                (44)            -             (44)
  Other comprehensive income (loss):
     Unrealized gain on securities..     -           -          -              9                  -             -               9
     Foreign currency translation...     -           -          -            (45)                 -             -             (45)
     Minimum pension liability......     -           -          -            (51)                 -             -             (51)
                                                                           ------                                            ----
     Other comprehensive loss.......     -           -          -            (87)                 -             -             (87)
                                                                                                                             ----
Comprehensive loss..................     -           -          -              -                  -             -            (131)
Net activity with Hoechst...........     -           -          -              -              1,617             -           1,617
                                     ------      ------     ------         ------                           ------           -----

Balance at December 31, 1998........     -           -          -           (115)             2,851             -           2,736
                                     ------      ------     ------         ------                           ------           -----
Comprehensive loss, net of tax:
  Net earnings (loss)..............      -           -         40              -               (247)            -            (207)
  Other comprehensive income (loss):
     Unrealized loss on securities..     -           -          -            (11)                 -             -             (11)

     Foreign currency translation...     -           -          -            261                  -             -             261
     Minimum pension liability......     -           -          -             44                  -             -              44
                                                                           ------                                            -----
     Other comprehensive income.....     -           -          -            294                  -             -             294
                                                                                                                             -----
Comprehensive income................     -           -          -              -                  -             -              87
Net activity with Hoechst...........     -           -          -              -                 47             -              47
Issuance of common stock on the
  effective date of the demerger....   143       2,508          -              -             (2,651)            -               -
Call options........................     -          (4)         -              -                  -             -              (4)
                                     ------      ------     ------         ------                           ------           -----


Balance at December 31, 1999........   143       2,504         40            179                  -             -           2,866
                                     ------      ------     ------         ------                           ------           -----

Comprehensive loss, net of tax:
  Net earnings......................     -           -         58              -                  -             -              58
  Other comprehensive income (loss):
    Unrealized gain on securities...     -           -          -              7                  -             -               7
     Foreign currency translation...     -           -          -             44                  -             -              44
     Minimum pension liability......     -           -          -             (7)                 -             -              (7)
                                                                           ------                                            -----
     Other comprehensive income.....     -           -          -             44                  -             -              44
                                                                                                                             -----
Comprehensive income................     -           -          -              -                  -             -             102
Dividends (E0.11 per share)              -           -         (6)             -                  -             -              (6)
Purchase of treasury stock..........     -           -          -              -                  -          (119)           (119)

Call options........................     -           4          -              -                  -            (4)              -
                                     ------      ------     ------         ------             ------        ------           -----

Balance at December 31, 2000........   143       2,508         92            223                  -          (123)          2,843
                                     ======       =====     ======         ======             ======         =====           =====

--------------
(1) Balances through December 31, 1998 have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to consolidated financial statements

                          CELANESE AG AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                2000           1999         1998(1)
                                                                                ----           ----         -------
                                                                                           (IN E MILLIONS)
                                                                             -----------------------------------------
Operating activities from continuing operations:
  Net earnings (loss)......................................................            58          (207)        (44)
  Earnings from operations of discontinued operations......................           (3)           (12)        (12)
  Adjustments to reconcile net earnings (loss) to net cash
    provided by operating activities:
       Special charges, net of amounts used................................         (340)            482           6
       Depreciation and amortization.......................................           388            339         312
       Change in equity of affiliates......................................           (6)              7           4
       Deferred income taxes...............................................           137              2        (97)
       Gain on disposition of assets, net..................................           (7)            (2)        (18)
       Gain on disposal of discontinued operations, net....................             -          (503)           -
       Changes in operating assets and liabilities:
           Receivables, net................................................          (99)          (110)        (49)
           Inventories.....................................................          (45)            .68        (18)
           Accounts payable, accrued liabilities and
              other liabilities............................................            10            232         164
           Income taxes payable............................................          (26)          (110)          65
           Other, net......................................................           (9)            (3)          17
                                                                                   ------         ------      ------
      Net cash provided by operating activities............................            58            183         330
Investing activities from continuing operations:
      Capital expenditures on property, plant and  equipment...............         (235)          (262)       (345)
      Acquisitions of businesses and purchase of investment................         (402)          (397)           -
      Proceeds from disposition of assets..................................            41             10          42
      Proceeds from disposition of businesses..............................            10              -           -
      Proceeds from disposal of discontinued operations....................            90            913           -
      Proceeds from sale of marketable securities..........................           427             54         311
      Purchases of marketable securities...................................         (434)           (60)       (305)
      Other, net...........................................................           (2)            (1)           -
                                                                                   ------         ------      ------
      Net cash provided by (used in) investing activities..................         (505)            257       (297)
Financing activities from continuing operations:
       Short-term borrowings, net..........................................          (61)           (92)          77
       Proceeds from long-term debt........................................           271            164          48
       Payments of long-term debt..........................................             -          (845)       (506)
       Purchase of treasury stock..........................................         (119)              -           -
       Dividend payments...................................................           (6)              -           -
       Other net activities with Hoechst...................................             -            706         336
       Other, net..........................................................           (8)            (5)           -
                                                                                   ------         ------      ------
       Net cash provided by (used in) financing activities.................            77           (72)        (45)
Exchange rate effects on cash..............................................            16             10           2
                                                                                   ------         ------      ------
      Net increase (decrease) in cash and cash equivalents                          (354)            378        (10)
      Cash and cash equivalents at beginning of year.......................           378              -          10
                                                                                   ------         ------      ------
      Cash and cash equivalents at end of year.............................            24            378           -
                                                                                   ======         ======      ======
Net cash provided by (used in) discontinued operations:
      Operating activities.................................................             2             18          25
      Investing activities.................................................          (26)           (38)        (38)
      Financing activities.................................................            24             15           5
                                                                                   ------         ------      ------
      Net cash used in discontinued operations.............................             -            (5)         (8)
                                                                                   ======         ======      ======

--------------

(1) Balances have been restated from the Deutsche Mark into Euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to consolidated financial statements

1.  BASIS OF CONSOLIDATION AND PRESENTATION

    On October 22, 1999 (the "Effective Date"), Celanese AG ("Celanese"), formerly a subsidiary of Hoechst AG ("Hoechst"), was demerged from Hoechst and became an independent publicly traded company. Subsequent to the demerger, Hoechst merged with Rhone Poulenc S.A. to form Aventis S.A. ("Aventis"). In the demerger, Hoechst distributed all of the outstanding shares of Celanese's common stock to existing Hoechst shareholders at a rate of one share of Celanese's common stock for every ten shares of Hoechst common stock outstanding. Prior to the Effective Date, Celanese conducted the worldwide operations of Hoechst's basic chemicals, acetates, technical polymer and certain other industrial businesses (collectively, the "Businesses"). In connection with the demerger and pursuant to the Demerger Agreement between Celanese and Hoechst, Celanese assumed all of the assets and liabilities of the Businesses as well as certain contractual rights and obligations related to current and former businesses of Hoechst.

    The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for all periods presented. The historical consolidated results of operations, financial position, changes in equity and cash flows of the Businesses for periods prior to the Effective Date presented in the accompanying consolidated financial statements were prepared on a basis as if Celanese had been a separate legal entity during these periods. All transactions between and among Celanese's Businesses have been eliminated.

    In 1998, Hoechst allocated a portion of its corporate expenses to the Businesses. These expenses, totaling E36 million in 1998, included, but were not limited to, benefit administration, risk management administration, tax services, finance services, treasury management services, environmental services, litigation support services, intellectual property management services and executive functions. Allocations and charges were based on either a direct identification or an allocation for such services based on factors such as employment levels or floor space. Management believes that the basis used for the allocation of corporate services was reasonable and that the terms of these transactions would not have materially differed from those among unrelated parties. The income tax provision was calculated based on each Business's contributions to the total provision for income taxes of the multiactivity legal entity within a tax jurisdiction. As such, the financial results for 1998 may not necessarily reflect the financial position and results of operations that would have occurred had the Businesses operated as a stand-alone entity on the dates, and for the periods, indicated.

    With the introduction of the European Monetary Union euro ("E") on January 1, 1999, Celanese has elected to present the accompanying consolidated financial statements in euro. Accordingly, the consolidated financial statements as of and for the year ended December 31, 1998 have been restated into euro using the euro/Deutsche Mark ("DM") exchange rate as of January 1, 1999 of DM 1.95583 to one (1) euro. The restated euro consolidated financial statements depict the same trends as would have been presented had Celanese continued to present its consolidated financial statements and notes thereto in DM. The consolidated financial statements for periods prior to January 1, 1999 are not comparable to those of other companies reporting in euro which have restated amounts from currencies other than the DM.

2.  SUMMARY OF ACCOUNTING POLICIES

    - REVENUE RECOGNITION

    Revenue is recognized when title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured, generally at the time of shipment of products.

    - CASH AND CASH EQUIVALENTS

    All highly liquid investments with original maturities of three months or less are considered cash equivalents.

    - INVESTMENTS IN MARKETABLE SECURITIES

    Celanese has classified its investments in debt and equity securities as "available-for-sale" and has reported those investments at their fair or market value in the balance sheet as other assets. Unrealized gains or losses net of the related tax effect on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized.

    - FINANCIAL INSTRUMENTS

    As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese is party to interest rate swaps as well as foreign currency forward contracts in the management of its interest rate and exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the interest paid on existing variable rate debt. Celanese utilizes currency derivative financial instruments to eliminate or reduce the exposure of its foreign currency denominated receivables and payables.

    Differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged obligation. Realized gains and losses and unrealized losses on instruments not meeting the criteria for hedge accounting treatment, or that cease to meet hedge accounting criteria, are included as income or expense currently.

    Foreign exchange contracts relating to accounts receivable or accounts payable are accounted for as hedges. The gain or loss arising from these contracts is recognized in income or expense.

    Financial instruments which potentially subject Celanese to concentrations of credit risks are primarily receivables concentrated in various geographic locations and cash equivalents. Celanese performs ongoing credit evaluations of its customers' financial condition. Generally, collateral is not required from customers. Allowances are provided for specific risks inherent in receivables.

    Celanese selectively utilizes natural gas forward contracts, which are principally settled through actual delivery of the physical commodity, to manage its exposure to price risk associated with energy costs and other chemical products. The maturities of these contracts correlate closely to the actual purchases of the commodity and have the effect of securing predetermined prices that Celanese pays for the underlying commodity. While these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract.

    - INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is primarily determined using the first-in, first-out or FIFO method, although certain locations, primarily in the U.S., have opted to utilize the last-in, first-out or LIFO method. Cost includes raw materials, direct labor and manufacturing overhead.

    The cost of stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

    - INVESTMENTS AND EQUITY IN NET EARNINGS OF AFFILIATES

    Investments in which Celanese owns a voting interest of between 20 percent and 50 percent are generally accounted for using the equity method. Investments in which Celanese holds a voting interest of less than 20 percent are generally carried at cost. The excess of cost over underlying equity in net assets acquired is amortized over the anticipated life of the investment, not to exceed 20 years.

    - LONG-LIVED ASSETS

    Long-lived assets include:

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are capitalized at cost. Depreciation is calculated on a straight-line basis, generally over the following estimated useful lives of the assets:

Land Improvements...............................................  20 years
Buildings.......................................................  30 years
Buildings and Leasehold Improvements............................  10 years
Machinery and Equipment.........................................  10 years

    Leasehold improvements are amortized over 10 years or the remaining life of the respective lease, whichever is shorter.

    Repair costs that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements, renewals and significant improvements are capitalized.

    Interest costs incurred during the construction period of assets are estimated using a weighted average percentage applied to the average value of constructed assets. The interest capitalized is amortized over the life of the asset.

INTANGIBLE ASSETS - The excess of purchase price over fair value of net identifiable assets and liabilities acquired ("Goodwill") is amortized on a straight line basis over the expected periods to be benefited, not to exceed 20 years. Patents and trademarks are amortized on a straight line basis over their estimated economic or legal lives, whichever is shorter. (See Note 11)

    Subsequent to the demerger, Celanese undertook a review of its accounting policies which included goodwill lives. This process resulted in a review of the goodwill associated with the 1987 merger of Celanese and American Hoechst, which was originally assigned a 40 year life, of which 27 years remained. Based upon its review of the business operations associated with this goodwill, Celanese management concluded that the remaining life was 20 years. Therefore, as of the Effective Date, Celanese began amortizing the remaining goodwill over 20 years. This change in the amortization period resulted in an increase of approximately E9 million of amortization expense on an annual basis.

IMPAIRMENT OF LONG-LIVED ASSETS - Celanese assesses the recoverability of the carrying value of its long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques. Impairment of long-lived assets to be disposed of is determined in a similar manner, except that fair value is reduced for disposal costs.

    - INCOME TAXES

    The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates, and tax laws, in the respective tax jurisdiction then in effect.

    Subsequent to the Effective Date, Celanese is responsible for its income taxes and files its own income tax returns. Prior to the Effective Date, Celanese was an operating business of Hoechst and was included as part of the tax returns filed by Hoechst. However, Celanese's tax provisions for periods prior to the Effective Date were computed as if it had been a separate company.

    - ENVIRONMENTAL LIABILITIES

    Celanese manufactures and sells a highly diversified line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that the event of loss is probable and reasonably estimable. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case by case basis using available information. Environmental liabilities in which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. (See Note 24)

    - MINORITY INTERESTS

    Minority interests in the equity and results of operations of the entities controlled by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at December 31, 2000 are as follows:

                                                                 OWNERSHIP
                                                                 PERCENTAGE
                                                                 ----------
InfraServ GmbH & Co. Oberhausen KG........................           84%
Synthesegasanlage Ruhr GmbH...............................           50%

    As of December 31, 1998, Celanese owned 56 percent of the outstanding voting shares of Celanese Canada, Inc., and exercised management control. In the third quarter of 1999, Celanese acquired the remaining interest in Celanese Canada, Inc. In connection with this transaction, Celanese also acquired the remaining 24 percent minority interest of Edmonton Methanol Company. (See Note 5)

    As of December 31, 1998, Celanese owned 51 percent of the outstanding voting shares of Copley Pharmaceuticals Inc., and exercised management control. In September 1999, Teva Pharmaceutical Industries, Ltd., acquired all the outstanding shares of Copley Pharmaceuticals Inc. (See Note 5)

    As of December 31, 1998, Celanese owned 79 percent of the outstanding voting shares of InfraServ GmbH & Co. Muenchsmuenster KG. During 1999, Celanese sold 30 percent of its interest in this company to SKW Trostberg. (See Note 9 and Note
27)

    Celanese has a 60 percent voting interest and the right to appoint a majority of the management board of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity and, accordingly, Celanese consolidates this entity in its consolidated financial statements.

    - RESEARCH AND DEVELOPMENT

    The costs of research and development are charged as an expense in the period in which they are incurred.

    - FUNCTIONAL CURRENCIES

    For most of Celanese's international operations where the functional currency is other than the euro, assets and liabilities are generally translated using period-end exchange rates, while the statement of operations is translated using the average exchange rates for the respective year. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of accumulated other comprehensive income (loss).

    - EARNINGS PER SHARE

    Basic and diluted earnings (loss) per share is based on the net earnings
(loss) divided by the weighted average number of common shares outstanding during the period. At December 31, 2000, Celanese did not have any dilutive common stock equivalents. On the Effective Date, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders, which are deemed to be outstanding for all prior periods presented. (See Note 19 and Note 20)

    - STOCK-BASED COMPENSATION

    Celanese applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for stock based compensation. Celanese also applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings disclosures for employee stock based compensation grants as if the fair value based method defined in SFAS No. 123 had been applied. Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the quoted market price of Celanese's common stock at the end of the period proportionally recognized over the vesting period and adjusted for previously recognized expense. (See Note 20)

    - ESTIMATES AND ASSUMPTIONS

    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, allocated balances and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. Actual results could differ from those estimates.

    - PRESENTATION

    Certain amounts in prior years have been reclassified to conform to the current year presentation.

    - NEW ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement 133") as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities ("Statement 138") were issued by the Financial Accounting Standards Board in June 1998 and June 2000, respectively. These statements standardize the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standards, entities are required to carry all derivative instruments in the statement of financial position at fair value.


The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposure to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

    Celanese adopted Statement 133, as amended by Statement 138, on January 1, 2001, and accordingly will apply the standards of the Statements prospectively. Upon adoption, Celanese will record a net transition adjustment gain of E8 million, net of related income tax of E4 million in accumulated other comprehensive income (loss) at January 1, 2001. Further, the adoption of Statements 133 and 138 will result in Celanese recognizing E14 million of derivative instrument assets and E2 million of derivative liabilities.

    Pursuant to Statements 133 and 138, Celanese does not expect that the adoption will materially increase the volatility of reported earnings. Volatility of accumulated other comprehensive income (loss) is expected to increase. In general, the amount of volatility will vary with the level of derivative activities during any period. Celanese believes, it is not likely that these amounts will be material in the future.

3. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                                2000        1999       1998
                                                                                                ----        ----       ----
                                                                                                     (IN E MILLIONS)
                                                                                            ----------------------------------
Cash paid during the year for:
    Taxes, net of refunds..................................................................      (12)          140        245
    Interest, net of amounts capitalized...................................................       41           113        151
Noncash investing and financing activities:
    Contribution by Hoechst of net receivables to Celanese  (See Note 4)...................        -            97        384
    Contribution by Hoechst of Grupo Celanese S.A. minority interest (See Note 4)..........        -             -        643
    Contribution by Hoechst of Trespaphan GmbH minority interest  (See Note 4).............        -             -         24
    Contribution by Hoechst of investments (See Note 4)....................................        -             -         13
    Contribution by Hoechst of Dyneon GmbH deferred tax asset (See Note 4).................        -             -        109
    Acquisition of plant and equipment through capital leases..............................        -              -         3
    Fair value adjustment to securities available-for-sale, net of tax.....................        7           (11)         9

4.  TRANSACTIONS AND RELATIONSHIPS WITH AFFILIATES

    Celanese is a party to various transactions with affiliated companies. Companies for which Celanese has investments accounted for under the cost or equity method of accounting are considered Affiliates; any transactions or balances with such companies are considered affiliate transactions. Additionally, transactions and balances with Hoechst prior to the Effective Date are also considered related party transactions and, for purposes of this disclosure, are included with affiliates. Transactions and balances with Hoechst after the Effective Date are considered third-party transactions. The following tables represent Celanese's transactions with affiliated companies, as defined above, for the periods presented.

                                                                                             2000        1999      1998
                                                                                             ----        ----      ----
                                                                                                 (IN E MILLIONS)
                                                                                          ------------------------------
INCOME STATEMENT TRANSACTIONS
  Purchases from Affiliates(1)............................................................     115         98        54
  Sales to Affiliates(1)..................................................................      68        128       172
  Interest income from Affiliates.........................................................       3         22         8
  Interest expense paid to Affiliates.....................................................      15          5         9
  Expenses allocated from Affiliates(2)...................................................       -          -        36


EQUITY TRANSACTIONS(5)
  Contribution of net receivables to Celanese(3) (11).....................................       -         97       384
  Contribution of Grupo Celanese S.A. minority interest(6)................................       -          -       643
  Contribution of Trespaphan GmbH minority interest(7)....................................       -          -        24
  Contribution of investments(8)..........................................................       -          -        13
  Transfer of certain other activities from Celanese to Hoechst(9)........................       -        (50)      350
  Contribution of Dyneon GmbH deferred tax asset(10)......................................       -          -       109
  Net other activities with Hoechst.......................................................       -          -        94
                                                                                            ------     ------    ------
     Net activity with Hoechst............................................................       -         47     1,617
                                                                                            ======     ======    ======


                                                                                                             2000       1999
                                                                                                             ----       ----
                                                                                                             (IN E MILLIONS)
BALANCE SHEET TRANSACTIONS                                                                                   ---------------
  Trade and other receivables from Affiliates(3)........................................................       89       118
  Current notes receivable (including interest) from Affiliates.........................................       11         5
  Long-term notes receivable from Affiliates............................................................       25        20
                                                                                                             ----      ----

            Total receivables from Affiliates...........................................................      125       143


  Accounts payable and other liabilities due Affiliates.................................................       57        15
  Short-term borrowings from Affiliates(4)..............................................................      283       302
                                                                                                             ----      ----

            Total due Affiliates........................................................................      340       317
                                                                                                             ----      ----

     Net payables with Affiliates.......................................................................    (215)     (174)
                                                                                                             ====      ====

(1) Purchases/Sales from/to Affiliates

    Purchases and sales from/to Affiliates are accounted for at prices approximating those charged to third party customers for similar goods. Purchases from Hoechst amounted to E17 million and E49 million in 1999 and 1998, respectively. Sales to Hoechst were E45 million and E95 million in 1999 and 1998, respectively.

(2) Expenses allocated from Affiliates

    Hoechst provided certain services to Celanese including, but not limited to, benefit administration, risk management administration, tax services, finance services, treasury management services, environmental services, litigation support services, intellectual property management services and executive functions. Fees were based on either a direct identification or an allocation for such services based on factors such as employment levels or floor space. Expenses allocated from Hoechst totaled E36 million in 1998. In 2000 and 1999, these expenses were incurred directly.

(3) Trade and other receivables from Affiliates

    Trade and other receivables from Affiliates amounted to E89 and E118 million at December 31, 2000 and December 31, 1999, respectively. In 2000 and 1999, the majority of these amounts were outstanding from Hoechst. The decrease in 2000 is due to payments made by Hoechst. Hoechst contributed to Celanese net receivables totaling E97 million during 1999. At December 31, 2000 and 1999, included in receivables due from Hoechst are E65 million and E81 million, respectively, related to reimbursement for the sorbates litigation. Also included in receivables due from Hoechst is E11 million in 1999 relating to reimbursement for demerger costs and certain taxes. See Demerger Agreement below and Note 23 for further discussion.

(4) Short term borrowings from Affiliates (See Note 14)

    The 2000 and 1999 balances reflect Celanese's short-term borrowings from Affiliates. Interest rates were adjusted on a short-term basis to reflect market conditions.

(5) Shareholders' Equity

    Prior to the Effective Date, shareholders' equity represented the historical equity of the Businesses and activities combined as Celanese. Shareholders' equity represented combined equity less accumulated other comprehensive income
(loss) items of the combined Businesses and the effects of transfers between Celanese and Hoechst, which did not give rise to receivables or payables intended to be settled between these two groups of companies.

    Upon the Effective Date, Hoechst shareholders received a special dividend from Hoechst in the form of Celanese shares as a result of the demerger. Each Hoechst shareholder received one (1) share of Celanese for every ten (10) shares of Hoechst they held. Hoechst did not retain any Celanese shares following the special dividend.

(6) Investment in Grupo Celanese, S.A.

    During the year ended December 31, 1997, Celanese owned 51 percent of the outstanding voting shares of Grupo Celanese, S.A. and exercised management control. On December 10, 1998, Hoechst exchanged substantially all of its polyester fiber and bottle resin businesses in the U.S., Europe and Mexico for the 49 percent minority interest in Grupo Celanese, S.A., which was not already owned by Celanese. On December 10, 1998, Hoechst contributed this interest to Celanese. As a result of the acquisition of the minority interest in Grupo Celanese, S.A., the unallocated purchase price over the net assets acquired and liabilities assumed related to the acquisition totaled E592 million. Celanese performed an appraisal of the underlying assets and liabilities of Grupo Celanese, S.A. to determine the amount of the unallocated purchase price pertaining to these items.

    This transaction was reflected as a capital contribution, totaling E643 million, net of a E51 million tax benefit, from Hoechst. Accordingly, the historical results of operations of the polyester fiber and bottle resin businesses have been excluded from the accompanying consolidated financial statements. Celanese would have recognized additional amortization expense of E30 million for fiscal 1998 had this capital contribution been made on January 1, 1998.

(7) Investment in Trespaphan GmbH

    On March 31, 1998, Hoechst acquired the remaining 28 percent interest in Trespaphan GmbH and contributed the interest to Celanese in connection with the demerger. The unallocated purchase price over the net assets acquired and liabilities assumed related to the acquisition totaled E10 million. This transaction is reflected as a capital contribution, totaling E24 million, net of an E11 million tax benefit from Hoechst.

(8) Contribution of investments

    During 1998, Hoechst contributed cost investments totaling E13 million to Celanese. All investments have been contributed at their historical basis. Celanese sold its investments in Targor and Dyneon in December 1999. (See Note
5) For presentation purposes, entities which have been discontinued are shown on the consolidated balance sheets as net assets (liabilities) of discontinued operations.

(9) Non-Celanese activities transferred to Hoechst

    During 1998, in anticipation of the demerger, Celanese transferred other activities to Hoechst. These activities were not managed or controlled by Celanese. As a result of this transfer, Celanese received capital contributions totaling E350 million in 1998 which are included as net activity with Hoechst in the consolidated statement of shareholders' equity and as other net activity with Hoechst in the financing section of the consolidated statement of cash flows. In 1999, prior to the demerger, Celanese incurred E50 million in charges associated with the non-Celanese activities, which were treated as a capital distribution to Hoechst.

(10) Dyneon GmbH deferred tax asset

    At December 31, 1998, included in net assets (liabilities) of discontinued operations in Celanese's consolidated financial statements is an investment in Dyneon GmbH, the worldwide fluoropolymer joint venture between Hoechst and 3M. The contribution of this investment to Celanese resulted in a step-up to the tax basis of the investment. The differential in tax basis versus book basis resulted in a deferred tax asset totaling E109 million. This deferred tax asset was contributed to Celanese in 1998 and is shown as an increase to pre-distribution equity. The contribution of this deferred tax asset is a non-cash item in the supplemental cash flow information. Celanese sold its investment in Dyneon GmbH in 1999. (See Note 5)

(11) Demerger Agreement

    In connection with the demerger, Celanese and Hoechst executed and delivered the Demerger Agreement. The Demerger Agreement, among other things, provided for the following:

    Demerger Costs

    Demerger costs were shared equally between Celanese and Hoechst. E28 million was recorded in 1999 as a component of special charges on the statement of operations.

    Antitrust Actions Related to Sorbates Industry

    Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur for the anti-trust actions related to the sorbates industry. (See Note 23)

    Environmental Liabilities

    As part of the Demerger Agreement, Celanese has agreed to indemnify Hoechst for the first E250 million of future environmental liabilities arising from certain previously divested Hoechst entities. If these future environmental liabilities exceed E250 million, Hoechst will bear the excess up to an additional E500 million. Thereafter, Celanese will bear one third and Hoechst will bear two-thirds of any further environmental liabilities. Celanese has established total reserves of E188 million related to these potential liabilities.

OTHER MATTERS

    Consolidation of Celanese Procurement Olefin

    Celanese Procurement Olefin ("CPO"), a wholly-owned subsidiary of Celanese, acts as a purchasing agent on behalf of Celanese as well as third parties. CPO enters into sale and purchase agreements for raw materials on a commission basis. Accordingly, the commission earned on these sales is classified as other operating income. This income amounted to E10 million, E4 million and E1 million in 2000, 1999 and 1998, respectively. The raw material sales volume commissioned by CPO between refineries and third parties and Celanese amounted to E808 million, E482 million, and E444 million in 2000, 1999 and 1998, respectively.

5.  ACQUISITIONS AND DIVESTITURES

    Celanese made the following acquisitions of businesses during 2000 and 1999:

    In May 2000, Celanese acquired 100% of Axiva GmbH, a process technology and engineering business, from Aventis for a purchase price of DM 75 million (E38 million). Pursuant to the purchase agreement, the seller is entitled to an additional purchase price in the event Celanese divests the Fuel Cell project or the R & D project focusing on polyunsaturated fatty acids. The acquisition was accounted for using the purchase method and accordingly, the results of operations from the date of acquisition through December 31, 2000 are included in the accompanying consolidated financial statements. In October 2000, Celanese sold 75% of the process technology and engineering business of Axiva GmbH to Siemens and retained selected projects, which it continues to operate in the process technolgy entity which was renamed to Celanese Ventures GmbH. Celanese received gross proceeds of DM 20 million (E10 million) on the sale. There was no material effect on the Consolidated Statement of Operations in 2000.

    In September 2000, Celanese completed the acquisition of the polyvinyl alcohol ("PVOH") business of Air Products and Chemicals, Inc. for U.S. $326 million (E359 million). As a result of this transaction, Celanese recorded goodwill of U.S. $52 million (E56 million), which is being amortized over 20 years.

    In the third quarter of 1999, Celanese acquired all the outstanding shares of Celanese Canada, Inc. not previously owned by Celanese. Celanese paid CAD 486 million (E303 million) for this 44 percent minority interest, resulting in goodwill of E154 million being recorded.

    In December 1999, Technical Polymers Ticona ("Ticona"), the engineering polymers business of Celanese, acquired a 50 percent ownership in Korea Engineering Plastics Company Ltd. (KEP), for approximately 110 billion Korean Won (E94 million). Celanese's interest in KEP is accounted for under the equity method. (See Note 9)

    As part of Celanese's plan to shed its non-core businesses, Celanese divested the following businesses. These divestitures were classified as discontinued operations in accordance with APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions":

    Celanese made the following divestitures during 2000:

    In January 2000, Celanese sold its phosphorous and phosphorous derivatives business, conducted by the Thermphos Group, to the Thermphos Group's management. The loss was accrued at December 31, 1999 and was included as a component of net liabilities of discontinued operations.

    In July 2000, Celanese sold its 50 percent interest in Vinnolit Kunstoff GmbH, its joint venture with Wacker Chemie GmbH, and its 100 percent interest in Vintron GmbH, both European producers of high performance polyvinyl chloride or PVC products, to institutional funds managed by Advent International Corporation ("Advent"). Pursuant to the sale agreement, the buyer has been granted a rescission right limited in scope and time and subject to various conditions. The recission right expires December 15, 2001, however, under certain limited circumstances the recission period may extend to April 2002. No claim for recission has been asserted. Management, together with outside legal council, has assessed the likelihood of the recission to be remote and believes Celanese has effectively transferred all risks and rewards of the Vinnolit and Vintron businesses to Advent. Celanese has reflected this transaction as a component of discontinued operations in the consolidated statement of operations.

    Celanese received gross proceeds of E35 million and recorded a gain in 2000 of E9 million, net of taxes, in gain on disposal of discontinued operations and earnings of E3 million in earnings from operations of discontinued operations relating to these discontinued operations. In 1999, Celanese recorded a loss of E151 million, net of taxes, in gain on disposal of discontinued operations and a gain of E2 million in earnings from operations of discontinued operations relating to these discontinued operations. An additional loss of E9 million, net of taxes, relating to discontinued operations either sold in 1999 or anticipated to be sold, was recorded in 2000.

    Celanese made the following divestitures during 1999:

    In September 1999, Celanese sold its approximate 52 percent interest in Copley Pharmaceuticals Inc. to Teva Pharmaceutical Industries, Ltd.

    In December 1999, Celanese sold the following businesses and investments:

    - its polyester fiber and bottle resin business in Millhaven, Ontario, Canada, to Arteva BV, doing business as KoSa.

    -  its Ethylene Oxide / Ethylene Glycol business to Old World Industries,
       Inc.

    - its U.S. and Japanese separation products businesses, Celgard, to Daramic Inc., a wholly-owned subsidiary of Polypore Inc.

    -  its 46 percent holding in the fluoropolymer manufacturer Dyneon to 3M.

    -  its 50 percent share in the polypropylene joint venture Targor to BASF
       AG.

    Celanese received gross proceeds of E1,001 million from the sale of these discontinued operations, which led to a net cash inflow of E913 million in 1999. Celanese recognized a gain of E452 million, net of taxes, in gain on disposal of discontinued operations in the consolidated statements of operations in 1999. Celanese recorded earnings of E14 million, net of taxes, in net earnings from operations of discontinued operations relating to these divested businesses in 1999.

    During 1999, Celanese shut down its bulk active pharmaceutical business line, which supplied pharmaceutical raw materials to Pharmacyclics, Inc.

6.  SECURITIES AVAILABLE FOR SALE

    At December 31, 2000 and 1999, Celanese had E186 million and E160 million, respectively, of marketable securities available for sale, which were included as a component of other assets. These securities are held by Celanese's captive insurance businesses. There was a net realized loss of E1 million in 2000 and no realized gains or losses in 1999 and 1998. The amortized cost, gross unrealized gain, gross unrealized loss and fair values for available-for-sale securities by major security type at December 31, 2000 and 1999, were as follows:

                                                       AMORTIZED       UNREALIZED      UNREALIZED        FAIR
                                                         COST             GAIN            LOSS           VALUE
                                                         ----             ----            ----
                                                                           (IN E MILLIONS)
                                                    ---------------------------------------------------------------
AT DECEMBER 31,  2000
Debt Securities
    U.S. Government..............................            31               1                -            32
    U.S. municipal...............................             2               -                -             2
    Other government.............................             3               -                -             3
    U.S. corporate...............................           118               1                -           119
                                                            ---             ---              ---           ---
               Total debt securities.............           154               2                -           156
Bank certificates of deposit.....................             2               -                -             2
Equity securities................................             7               -                -             7
Mortgage-backed securities.......................            21               -                -            21
                                                            ---             ---              ---           ---
                                                            184               2                -           186
                                                            ===             ===              ===           ===
AT DECEMBER 31,  1999
Debt Securities
    U.S. Government..............................            28               -                2            26
    U.S. municipal...............................             3               -                -             3
    Other government.............................             6               -                -             6
    U.S. corporate...............................            98               -                2            96
                                                            ---             ---              ---           ---
               Total debt securities.............           135               -                4           131
Bank certificates of deposit.....................             8               -                -             8
Equity securities................................             5               1                -             6
Mortgage-backed securities.......................            15               -                -            15
                                                            ---             ---              ---           ---
                                                            163               1                4           160
                                                            ===             ===              ===           ===

    Fixed maturities at December 31, 2000 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                                               AMORTIZED        FAIR
                                                  COST         VALUE
                                                  ----         -----
                                                   (IN E MILLIONS)
                                            -------------------------------
Within one year...........................           6             6
From one to five years....................          71            72
From six to ten years.....................          61            62
Greater than ten years....................          39            39
                                                   ---           ---
                                                   177           179
                                                   ===           ===

7.  RECEIVABLES, NET

                                                   2000           1999
                                                   ----           ----
                                                    (IN E MILLIONS)
                                              -----------------------------
Trade.......................................        969              873
Reinsurance receivables.....................        352              402
Receivables from Hoechst and Affiliates.....        100              123
Other.......................................        262              240
                                                  -----            -----
     Subtotal...............................      1,683            1,638
Allowance for doubtful accounts.............       (24)             (40)
                                                  -----            -----
     Net receivables........................      1,659            1,598
                                                  =====            =====

    As of December 31, 2000 and 1999, Celanese had no significant concentrations of credit risk since Celanese's customer base is dispersed across many different industries and geographies.

8.  INVENTORIES

                                               2000              1999
                                               ----              ----
                                                  (IN E MILLIONS)
                                           ------------------------------
Finished goods.............................     644               450
Work-in-process............................      27                20
Raw materials and supplies.................      80               105
                                               ----              ----
     Subtotal..............................     751               575
LIFO reserve...............................    (32)                13
                                               ----              ----
     Total inventories.....................     719               588
                                               ====              ====

    At December 31, 2000 and 1999, E331 million and E229 million, respectively, of total inventories were valued by the LIFO method. Celanese charged E45 million for the fiscal year ended December 31, 2000 for additions to the LIFO reserves and realized E14 million for the fiscal year ended December 31, 1999 from the liquidation of LIFO reserves.

9.  INVESTMENTS

    Celanese accounts for the following Affiliates under the equity method:

                                                             PERCENT
AFFILIATE                                                   OWNERSHIP
---------                                                   ---------
     Clear Lake Methanol Co., LLC.....................          50.0%
     Fortron Industries...............................          50.0%
     Korea Engineering Plastics Co., Ltd..............          50.0%
     InfraServ GmbH & Co. Muenchsmuenster KG..........          49.0%
     Polyplastics Co., Ltd............................          45.0%
     InfraServ GmbH & Co. Gendorf KG..................          39.0%
     InfraServ GmbH & Co. Hoechst KG..................          31.2%
     InfraServ GmbH & Co. Knapsack KG.................          27.0%
     Siemens Axiva GmbH...............................          25.0%
     Sherbrooke Capital Health and Wellness, L.P......          14.2%


                                                                            2000               1999
                                                                            ----               ----
                                                                                  (IN E MILLIONS)
                                                                      ------------------------------------
Affiliates totals:
  Net sales...........................................................      1,924             1,935
  Net earnings........................................................         66                40
Celanese's share:
  Net earnings........................................................         19                 7
  Dividends...........................................................         13                15

Total assets..........................................................      2,382             1,976
Total liabilities.....................................................      1,057               771
Interests of others...................................................        801               739
                                                                            -----             -----
  Celanese's equity...................................................        524               466
Write-down of investment..............................................       (15)              (15)
Excess of cost over underlying equity in net assets acquired..........        104               129
                                                                            -----             -----
  Celanese's investment...............................................        613               580
                                                                            =====             =====

                                                                      ACQUISITION         WRITE-         NET BOOK
                                                                          COST             DOWNS           VALUE
                                                                          ----             -----           ------
                                                                                         (IN E MILLIONS)
                                                                    ----------------------------------------------------
January 1,  2000................................................          595               (15)               580
     Additions..................................................            2                  -                 2
     Exchange rate changes......................................            5                  -                 5
     Acquisitions and divestitures..............................           20                  -                20
     Celanese's share of equity method investee earnings........            6                  -                 6
                                                                         ----               ----              ----
DECEMBER 31,  2000..............................................          628               (15)               613
                                                                         ====               ====              ====

    In April 2000, Celanese purchased 14.2 percent of Sherbrooke Capital Health and Wellness L.P. Celanese has equity participation rights, therefore this investment is accounted for under the equity method of accounting.

    In July 2000, Celanese sold its investment in Vinnolit GmbH. The decision to sell this investment was made in December 1999 and therefore this investment was included as a component of net liabilities of discontinued operations at December 31, 1999. (See Note 5)

    In October 2000, Celanese sold 75 percent of the Engineering business of Axiva GmbH to Siemens Axiva GmbH. The remaining 25 percent is accounted for as an equity investment in Siemens Axiva GmbH at December 31, 2000. (See Note 5)

    In connection with the acquisition of Axiva GmbH during the second quarter of 2000, Celanese increased its investment in InfraServ GmbH & Co. Hoechst KG from 27.2 percent to 31.2 percent. (See Note 5)

    In December 1999, Celanese sold its investments in Dyneon GmbH and Targor GmbH. (See Note 5)

    In December 1999, Celanese sold a portion of its investment in InfraServ GmbH & Co. Wiesbaden KG. As a result, Celanese's investment percentage decreased from 29 percent to 18.9 percent. Therefore, Celanese changed its method of accounting for this investment from the equity method to the cost method.

    During the fourth quarter of 1999, events occurring in the methanol industry indicated that an other than temporary decrease in the value in Celanese's investment in the Clear Lake Methanol Joint Venture ("CLMV") had occurred, resulting in Celanese writing down its investment in CLMV by E15 million.

    In January 2001, Celanese sold its investment in Infraserv GmbH & Co. Muenchsmuenster KG to Ruhr Oel GmbH. (See Note 27)

10. PROPERTY, PLANT AND EQUIPMENT

                                                             BUILDING,
                                                             BUILDING
                                               LAND        IMPROVEMENTS
                                              AND LAND     AND LEASEHOLD     MACHINERY      CONSTRUCTION  CAPITALIZED
                                            IMPROVEMENTS    IMPROVEMENTS   AND EQUIPMENT     IN PROGRESS    INTEREST    TOTAL
                                            ------------   -------------   -------------     -----------    --------    -----
                                                                             (IN E MILLIONS)
                                          ----------------------------------------------------------------------------------------
ACQUISITION OR CONSTRUCTION  COST
  January 1, 2000.......................            171             610          4,995            243           144      6,163
     Additions..........................              -               4             20            198            13        235
     Disposals..........................           (10)            (29)          (208)            (3)             -      (250)
     Transfers..........................             15              12            263          (290)             -          -
     Acquisitions and divestitures of
       businesses.......................              3               7            211              1             -        222
     Exchange rate changes..............             12              32            270             20            11        345
                                                  -----           -----        -------          -----         -----      -----
  December 31, 2000.....................            191             636          5,551            169           168      6,715
                                                  -----           -----          -----          -----         -----      -----

DEPRECIATION
  January 1, 2000.......................           (74)           (366)        (3,703)              -          (88)    (4,231)
      Additions.........................            (5)            (20)          (271)              -           (9)      (305)
      Disposals.........................              8              19            188              -             -        215
      Exchange rate changes.............            (6)            (19)          (194)              -           (6)      (225)
                                                  -----           -----        -------          -----         -----      -----
   December 31, 2000....................           (77)           (386)        (3,980)              -         (103)    (4,546)
                                                  -----           -----        -------          -----         -----      -----

BOOK VALUE AT DECEMBER 31, 2000                     114             250          1,571            169            65      2,169
                                                  =====           =====        =======          =====         =====      =====

    The total investment in property, plant and equipment was E235 million and E262 million in 2000 and 1999, respectively. Depreciation totaled E302 million and E275 million in 2000 and 1999, respectively. Write-downs due to asset impairment amounting to E3 million and E92 million were recorded to special charges in 2000 and 1999, respectively. The asset impairment write-downs are included in additions to depreciation.

Assets under capital leases amounted to E13 and E15 in 2000 and 1999, respectively.

Interest costs capitalized were E13 million, E13 million and E8 million in 2000, 1999 and 1998, respectively.

11. INTANGIBLE ASSETS

                                                        PATENTS, LICENSES,
                                                         TRADEMARKS AND
                                                         SIMILAR RIGHTS         GOODWILL         TOTAL
                                                        ------------------      --------         -----
                                                                         (IN E MILLIONS)
                                                    -------------------------------------------------------
ACQUISITION COST
January 1, 2000...........................                          18             1,827            1,845
     Additions............................                           2                56               58
     Disposals............................                         (1)                 -              (1)
     Exchange rate changes................                           1               137              138
     Acquisitions and divestitures........                         (1)                 -              (1)
                                                                 -----             -----            -----
December 31, 2000.........................                          19             2,020            2,039
                                                                 -----             -----            -----

AMORTIZATION
January 1, 2000...........................                        (13)             (450)            (463)
                                                                 -----             -----            -----
     Additions............................                         (2)              (84)             (86)
     Disposals............................                           1                 -                1
     Exchange rate changes................                         (1)             (33)              (34)
                                                                 -----             -----            -----
December 31, 2000.........................                        (15)             (567)            (582)
                                                                 -----             -----            -----

BOOK VALUE ON DECEMBER 31, 2000...........                           4             1,453            1,457
                                                                 =====             =====            =====

Intangible assets arising from acquisitions of companies are included in acquisitions and divestitures, whereas intangible assets acquired as individual assets are included in additions.

12. INCOME TAXES

    Celanese is headquartered in Germany. Germany has both a corporate tax and a trade income tax, the latter of which varies based upon location. The trade income tax is deductible for corporate tax purposes. German corporate tax law applies a split rate computation with regard to the taxation of the income of a corporation. Retained corporate income is initially subject to a German federal corporation tax of 40 percent in 2000 plus a solidarity surcharge of 5.5 percent on the German corporate tax payable. Including the impact of the surcharge, the German corporate tax rate amounts to 42 percent in 2000 and 1999 and 47.5 percent in 1998.

    Upon distribution of a dividend to shareholders, the corporate income tax rate on German earnings is adjusted to 30 percent plus the solidarity surcharge of 5.5 percent in both years. Including the impact of the surcharge, the German federal corporate distribution tax rate amounts to 32 percent. Upon distribution of German sourced retained earnings in the form of a dividend, German resident shareholders are entitled to a tax credit in the amount of German corporation tax paid by the corporation.

Deferred taxes for the German companies are being provided at a 40% rate, which represents a combined German federal corporate tax rate plus the trade income tax. The rate was adjusted in 2000 compared to 45% in previous years due to the German tax reform. Deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

                                                                                   2000         1999         1998
                                                                                   ----         ----         ----
                                                                                           (IN E MILLIONS)
                                                                               --------------------------------------
Earnings (loss) before income taxes, minority interests and extraordinary expense:
     Germany................................................................           171      (216)         (65)
     U.S....................................................................          (146)     (290)          22
     Other..................................................................           114       (86)         136
                                                                                      ----     -----         ----
     Total..................................................................           139      (592)          93
                                                                                      ====      ====        =====

Provision (benefit) for income taxes:
     Current:
          Germany...........................................................            52         3            6
          U.S...............................................................          (170)      (17)         158
          Other.............................................................            50        36           44
                                                                                      ----     -----         ----
     Total current..........................................................           (68)       22          208


     Deferred:
          Germany...........................................................            13       (50)         (15)
          U.S...............................................................           133       (41)         (89)
          Other.............................................................             6       (14)           5
                                                                                      ----     -----         ----
     Total deferred.........................................................           152      (105)         (99)
                                                                                      ----     -----         ----

     Income tax provision (benefit).........................................            84       (83)         109
                                                                                      ====     =====         ====

Effective income tax rate reconciliation:

    A reconciliation of income tax (benefit) for the years ended December 31, 2000, 1999 and 1998 was determined using the applicable statutory rate of 45% follows:

Income tax computed at statutory tax rates..................................     63      (266)          42
Increase (decrease) in taxes resulting from:
     Change in valuation allowance..........................................    (65)       83           34
     Equity income   .......................................................     (5)       (5)          (6)
     Non-deductible depreciation and amortization...........................     24        15            5
     Investments............................................................     (5)        1            7
     Import/export activities...............................................      1         5           12
     Additional U.S. tax provision..........................................      -        10           13
     U.S. foreign tax credit/Subpart F income...............................     15        (6)           -
     U.S. tax rate differentials............................................     14        29           (2)
     Other foreign tax rate differentials...................................    (14)       37           (3)
     Valuation adjustments in subsidiaries..................................     64         -            -
     Enacted changes in tax rates...........................................     (4)        -            -
     Other..................................................................     (4)       14            7
                                                                               ----      ----         ----
     Income tax provision (benefit).........................................     84       (83)         109
                                                                               ====      ====         ====

During 2000, the German government passed new tax legislation effective 2001 which, among other changes, will reduce the corporate rate from 40 percent on retained earnings and 30 percent on distributed earnings to a uniform 25 percent. Since the date of enactment of the new legislation was during the fourth quarter of 2000, Celanese adjusted deferred tax balances resulting in a decrease to income tax of E4 million.

    The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities as of December 31, 2000 and 1999 are as follows:

                                                       2000           1999
                                                       ----           ----
                                                           (IN E MILLIONS)
                                                    -----------------------------
Postretirement obligations......................          231            216
Accrued expenses................................          148            265
Net operating loss carryforwards................          264            314
Investments.....................................            4              5
Other...........................................           37             41
                                                        -----          -----
  Subtotal......................................          684            841

Valuation allowance.............................         (260)          (278)
                                                        -----          -----

  Deferred tax assets...........................          424            563
                                                        -----          -----

Depreciation....................................          234            238
Interest........................................            8              8
Inventory.......................................           33             26

Other...........................................            5             20
                                                        -----          -----

  Deferred tax liabilities......................          280            292
                                                        -----          -----

     Net deferred tax assets....................          144            271
                                                        =====          =====

    A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established valuation allowances primarily for U.S. state and German net operating loss carryforwards which may not be realizable. Based on Celanese's historical and current pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining deferred tax assets existing at December 31, 2000 and 1999.

    At December 31, 2000, Celanese has net operating loss carryforwards of approximately E478 million, primarily in Germany and Mexico with varying expiration dates. In addition, Celanese has capital loss carryforwards of E224 million in the U.S., which will expire in 2004.

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                               2000         1999
                                                               ----         ----
                                                                (IN E MILLIONS)
                                                           --------------------------
Accounts payable trade.................................          606           451
Accrued salaries and benefits..........................          187           134
Accrued environmental..................................           63            78
Accrued restructuring..................................           79           188
Insurance loss reserves................................          198           263
Accrued legal..........................................           53           359
Accounts payables to affiliates........................           57            15
Other..................................................          276           291
                                                               -----         -----
     Total accounts payable and accrued liabilities....        1,519         1,779
                                                               =====         =====

    Based on the review and evaluation of insurance loss reserves,E332 million of insurance loss reserves in 1999 were reclassified from accounts payable and accrued liabilities to other liabilities. (See Note 15)

14. DEBT

SHORT-TERM BORROWINGS AND CURRENT INSTALLMENTS OF LONG-TERM DEBT

                                                                                                     WEIGHTED
                                                                                                      AVERAGE
                                                                AT DECEMBER 31,                   INTEREST RATES
                                                                ---------------                   --------------
                                                               2000          1999               2000          1999
                                                               ----          ----               ----          ----
                                                                (IN E MILLIONS)
                                                           --------------------------      --------------------------

Current installments of long-term debt..................         23             2                 1.0%       5.3%
Commercial paper........................................         20             -                 6.4%          -
Bank loans..............................................         88           125                 7.3%       7.7%
Notes with affiliates...................................        283           302                 4.8%       3.3%
                                                                ---           ---
     Total short-term borrowings and current
         installments of long-term debt.................        414           429
                                                                ===           ===

    Celanese has a U.S. $700 million (E752 million) commercial paper program at December 31, 2000. Celanese maintains committed revolving credit lines and term loans with several banks aggregating E2,130 million at December 31, 2000; the aggregate unused part thereof amounts to E1,634 million, of which U.S. $700 million (E752 million) were used as credit backup for Celanese's commercial paper program.

    Celanese had outstanding letters of credit amounting to E171 million at December 31, 2000 and E109 million at December 31, 1999. The bank loans are principally denominated in U.S. dollars, euro, South African rand and British pound sterling. The weighted average interest rate in 2000 for current installments of long-term debt excludes the impact of a supplemental redemption amount to be paid at the maturity of the note. An interest rate swap is designated to this note and results in a fixed interest rate of 6.7 percent. This note is included in the Other line of long-term debt. (See Note 22)

LONG-TERM DEBT

                                                                                                 AT DECEMBER 31,
                                                                                                 ---------------
                                                                                               2000          1999
                                                                                               ----          ----
                                                                                                (IN E MILLIONS)
                                                                                           --------------------------
Term notes:
        6.125% notes, due 2004.............................................................        27          25
        7.125% medium-term notes, due 2009.................................................        15          14
Variable rate loans with interest rates as of December 31, 2000, adjusted periodically:
        Due in 2003, interest rate of 7.01%................................................        54
        Due in 2003, interest rate of 6.79%................................................       107          50
        Due in 2003, interest rate of 6.81%................................................       188         174
        Due in 2005, interest rate of 7.02%................................................        54           -
        Due in 2005, interest rate of 7.06%................................................        54           -
Pollution control and industrial revenue bonds, interest rates ranging
          From 5.2% to 9.0%, due at various dates through 2026.............................       235         218
Obligations under capital leases, due at various dates through 2012........................        19          20
Other......................................................................................        21          20
                                                                                                 ----        ----
    Subtotal...............................................................................       774         521
Less: Current installments of long-term debt...............................................        23           2
                                                                                                 ----        ----
     Total long-term debt..................................................................       751         519
                                                                                                 ====        ====


    Substantially all the above long-term borrowings are denominated in U.S. dollars. Certain loan agreements, which are legally held by Celanese subsidiaries, include tangible net worth and other covenants that limit their ability to enter into certain transactions. As of December 31, 2000, Celanese was in compliance with all debt covenants.

    Due to majority ownership clauses in the third party debt instruments, certain instruments had to be terminated by Celanese in connection with the demerger. Accordingly, Celanese incurred early termination costs of E15 million, net of E10 million in taxes, which are included as an extraordinary item in 1999 in the accompanying consolidated statement of operations.

The maturities in 2001 and thereafter are as follows:

                                                         TOTAL
                                                         -----
                                                     (IN E MILLIONS)
                                                     ---------------
     2001.....................................               414
     2002.....................................                 8
     2003.....................................               354
     2004.....................................                44
     2005.....................................               109
    Thereafter................................               236
                                                           -----
           Total..............................             1,165
                                                           =====

15. OTHER LIABILITIES

                                                                                    2000             1999
                                                                                    ----             ----
                                                                                        (IN E MILLIONS)
                                                                                --------------------------------
    Pension and postretirement medical and life obligations (See Note 18)........     828               752
    Environmental liabilities (See Note 24)......................................     356               317
    Insurance liabilities .......................................................     299               332
    Other........................................................................     274               190
                                                                                    -----             -----
           Total other liabilities...............................................   1,757             1,591
                                                                                    =====             =====

    Based on the review and evaluation of insurance loss reserves,E332 million of insurance loss reserves in 1999 were reclassified from accounts payable and accrued liabilities to other liabilities. (See Note 13)

16. COST OF RAW MATERIALS AND SUPPLIES

    The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                                                  2000           1999             1998
                                                                                  ----           ----             ----
                                                                                              (IN E MILLIONS)
                                                                               ----------------------------------------------
    Cost of raw materials, supplies and merchandise............................    3,031         2,682             2,692
    Cost of services purchased (primarily energy)..............................      496           348               344
                                                                                   -----         -----             -----
           Total cost of raw materials and supplies............................    3,527         3,030             3,036
                                                                                   =====         =====             =====

17. PERSONNEL EXPENSES

    The following personnel expenses reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                                                    2000           1999             1998
                                                                                    ----           ----             ----
                                                                                              (IN E MILLIONS)
                                                                              -----------------------------------------------
     Wages and salaries.......................................................         777             814             775
     Compulsory social security contributions.................................          85              87              89
     Other....................................................................         125             102              86
                                                                                     -----           -----           -----
        Personnel expenses excluding pensions and similar benefits............         987           1,003             950
     Pensions and similar benefits............................................         127             122             132
                                                                                     -----           -----           -----
           Total cost of personnel expenses...................................       1,114           1,125           1,082
                                                                                     =====           =====           =====

    The average number of employees in 2000 totaled 14,000. In 1999 the average number of employees was 15,500. Including employees from discontinued operations 16,700 had been employed on average in 1999.

18. BENEFIT OBLIGATIONS

    PENSION OBLIGATIONS -- Pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitments result from participation in defined contribution and defined benefit plans, primarily in the U.S. Benefits are dependent on years of service and the employee's compensation. Supplemental retirement benefits provided to certain employees are non-qualified for U.S. tax purposes. Separate trusts are sometimes established for non-qualified plans.

    Defined benefit pension plans exist at certain locations in Europe and North America. Independent trusts or insurance companies administer the majority of these plans. Actuarial valuations for these plans are generally prepared annually.

    Celanese sponsors various defined contribution plans in Europe and North America covering certain employees. Employees may contribute to these plans and the Company may match these contributions in varying amounts. Celanese's contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated E17 million in 2000 and E21 million in 1999.

    OTHER POSTRETIREMENT BENEFIT PLANS -- Certain retired employees receive postretirement health care benefits under (a) plan(s) established by Celanese. Nearly all Celanese employees in the U.S. are eligible to receive such benefits after reaching at least age 55 at termination, and retirement with a minimum of 10 years of service. Generally, the percentage of premium for plan coverage shared by Celanese and the employee, is based upon years of service. Effective January 1, 2001, postretirement coverage is eliminated for employees under age 50 and new hires or rehires who did not have plan eligibility prior to termination.

                                                                 PENSION BENEFITS              OTHER BENEFITS
                                                                 ----------------              --------------
                                                                2000          1999          2000            1999
                                                                ----          ----          ----            ----
                                                                                 (IN E MILLIONS)
                                                            ---------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS
   Benefit obligations at beginning of year..................   2,155          2,082        416              352
   Service cost..............................................      34             36          4                4
   Interest cost.............................................     175            142         31               26
   Participant contributions.................................       1              1          6                5
   Plan amendments...........................................      14              -       (10)                -
   Actuarial (gains) losses..................................    (27)              3       (40)               14
   Acquisitions..............................................      14              -          1                -
   Special termination benefits .............................     (7)              -          -                -
   Divestitures..............................................    (13)          (313)          -             (10)
   Settlements...............................................    (45)            (7)          -              (4)
   Curtailments..............................................    (11)              4          -                -
   Benefits paid.............................................   (149)          (117)       (42)             (34)
   Foreign currency exchange rate changes....................     166            324         33               63
                                                                -----          -----      -----            -----
   Benefit obligations at end of year........................   2,307          2,155        399              416
                                                                =====          =====      =====            =====
CHANGE IN PLAN ASSETS
   Fair value of plan assets at beginning of year............   1,765          1,578          -                -
   Actual return on plan assets..............................     324            285          -                -
   Company contributions.....................................      38             19         35               39
   Participant contributions.................................       1              1          6                5
   Divestitures..............................................    (74)          (253)          -             (10)
   Settlements...............................................    (48)            (7)          -                -
   Benefits paid.............................................   (148)          (117)       (41)             (34)
   Foreign currency exchange rate changes....................     136            259          -                -
                                                                -----          -----      -----            -----
          Fair value of plan assets at end of year...........   1,994          1,765          -                -
                                                                =====          =====      =====            =====

   Funded status.............................................   (313)          (390)      (399)            (416)


   Unrecognized prior service cost...........................      58             16       (10)                -
   Unrecognized actuarial (gain) loss........................   (129)             69         33               67
   Unrecognized net transition (asset) obligation............     (8)             32          -                -
   Fourth quarter contribution...............................      67              3         13                8
                                                                -----          -----      -----            -----
          Net amount recognized..............................   (325)          (270)      (363)            (341)
                                                                =====          =====      =====            =====

AMOUNTS RECOGNIZED IN THE ACCOMPANYING CONSOLIDATED
   BALANCE SHEETS
   Accrued benefit cost......................................   (352)          (305)      (363)            (341)
   Intangible asset(1).......................................      16             35          -                -
   Accumulated other comprehensive income....................      11              -          -                -
                                                                -----          -----      -----            -----
         Net amount recognized...............................   (325)          (270)      (363)            (341)
                                                                =====          =====      =====            =====
WEIGHTED-AVERAGE ASSUMPTIONS AS OF SEPTEMBER 30,
Discount rate...............................................    7.40%          7.50%      7.70%            7.50%
Expected long-term rate of return on plan assets............    9.10%          9.25%          -                -
Rate of increase in future compensation levels..............    3.30%          3.40%          -                -

--------------
(1) Amount is classified as other assets on the consolidated balance sheets.

    For measurement purposes, a 6.2 percent annual rate of increase in the per capita cost of covered health care benefits was assumed in 2000. The rate was assumed to decrease gradually to 5.5 percent in 2001 and remain at that level thereafter.

                                                                PENSION                                OTHER
                                                                BENEFITS                             BENEFITS
                                                                --------                             --------
                                                     2000        1999         1998         2000         1999        1998
                                                     ----        ----         ----         ----         ----        ----
                                                                                  (IN E MILLIONS)
                                                  --------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost.....................................        33         36            49             4           4           4
Interest cost....................................       175        142           146            31          26          25
Expected return on plan assets...................     (160)      (129)         (117)             -           -           -
Amortization of prior service cost...............         8          9            11             -           -           -
Recognized actuarial loss........................         1         10             3             -           1           -
Amortization of the unamortized obligation.......       (2)        (2)           (2)             -           -           -
Curtailment loss (gain)..........................         6          5            15             -         (3)           -

Settlement loss..................................         2          -            24             -           -           -
                                                     ------     ------        ------        ------      ------      ------
       Net periodic benefit cost.................        63         71           129            35          28          29
                                                     ======     ======        ======        ======      ======      ======

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were E2,158 million, E2,080 million, and E1,822 million as of December 31, 2000, respectively, and E1,983 million, E1,901 million, and E1,585 million as of December 31, 1999, respectively.

     Included in the pension obligations above are liabilities relating to supplemental retirement plans for certain employees amounting to E188 million and E164 million as of December 31, 2000 and 1999, respectively. Pension expense relating to these plans totaled E18 million, E22 million and E30 million for 2000, 1999 and 1998, respectively. To fund these obligations, Celanese has established non-qualified trusts, included within other non-current assets, which have market values of E133 million and E122 million at December 31, 2000 and 1999, respectively, and recognized interest income of E8 million, E6 million and E2 million for 2000, 1999 and 1998, respectively.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                          ONE                 ONE
                                                                        PERCENT             PERCENT
                                                                        INCREASE           DECREASE
                                                                        --------           --------
                                                                               (IN E MILLIONS)
                                                                     ----------------------------------
Effect on total of service and interest cost components..............          2                (1)
Effect on postretirement obligation..................................         19               (17)

The following table represents additional pension liabilities and other similar obligations:

                                                                            2000             1999
                                                                            ----             ----
                                                                               (IN E MILLIONS)
                                                                     ----------------------------------
OTHER OBLIGATIONS
Long-term disability.................................................              81              77
Other................................................................              32              29
                                                                                  ---             ---
                                                                                  113             106
                                                                                  ===             ===

19. SHAREHOLDERS' EQUITY

    Prior to the Effective Date, shareholders' equity represented the historical equity of the Businesses and activities combined as Celanese. Pre-distribution equity represented equity less accumulated other comprehensive income (loss) of the combined Businesses and the effects of transfers between Celanese and Hoechst which do not give rise to receivables or payables intended to be settled between these two groups of companies.

    At the Annual General Meeting of Celanese AG held on May 9, 2000, shareholders present authorized the Board of Management to acquire by November 9, 2001, company shares representing up to a maximum of 10% of its 55,915,369 shares outstanding. During 2000, Celanese repurchased 5,591,500 shares at a total cost of E123 million, of which E4 million was incurred during 1999.


20. STOCK-BASED COMPENSATION

    In connection with the demerger, Celanese assumed obligations associated with the Hoechst 1997 Stock Appreciation Rights Plan (the "1997 Hoechst SAR Plan") and the Hoechst 1998 Stock Option Plan (the "1998 Hoechst Option Plan") for participating Celanese employees under these compensation programs. As a result of the merger of Hoechst and Rhone-Poulenc to form Aventis in December 1999, the terms and conditions of these compensation programs were modified to take into account the changed circumstances.

    During 1997, Celanese employees participating in the 1997 Hoechst SAR Plan were granted 168,500 stock appreciation rights ("Rights"). These Rights have a five-year term and generally were exercisable in whole or in part, subject to certain limitations, at any time during the period between September 9, 1999 and September 9, 2002, provided that at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange was at least 125 percent of the grant price. The grant price of these Rights was E37.73. Rights remaining unexercised as of September 9, 2002 will automatically be exercised as of that date only if the closing price of the shares are at least 125 percent of the grant price. Following the demerger and the creation of Aventis, the terms of the 1997 Hoechst SAR Plan have been modified to take into consideration the conversion of Hoechst shares into Aventis shares. The grant price of E37.73 per Hoechst share has been converted to E45.43 per Aventis share. As a result of this modification, the number of rights granted was converted to 139,922 from 168,500, of which 61,912 Rights remain outstanding as of December 31, 2000. The creation of Aventis triggered a change of control provision contained in the 1997 Hoechst SAR Plan and accordingly, these rights are now considered fully vested. Additionally, all hurdles for the exercise of the Rights were eliminated. Celanese recognized expense of about E1 million for both 2000 and 1999 for the 1997 Hoechst SAR Plan. As part of the demerger, Hoechst has agreed to indemnify Celanese for all expenses associated with the 1997 Hoechst SAR Plan.

    During 1998, Celanese employees participating in the 1998 Hoechst Option Plan were granted 124,774 options. These options have a five-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between September 30, 2001 until September 30, 2003, provided that, at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange must meet the following hurdles, such as, the closing price must be at least 125 percent of the grant price and the Hoechst share price must exceed the performance of the share price of eight out of seventeen peer group companies as defined by the Board of Management of Hoechst. The grant price of these options was E34.88.
As a result of the demerger and the creation of Aventis, the terms of the 1998 Hoechst Option Plan were modified to take into consideration the conversion of Hoechst shares into Aventis shares. Celanese employees that were covered under the 1998 Hoechst Stock Option Plan had the option to continue the plan as the Aventis Option Plan, convert it into a form of Celanese Rights or to receive a cash distribution. In the case of continuing the plan as the Aventis Option Plan, the grant price was converted from E34.88 per Hoechst share to E42.01 per Aventis share. The creation of Aventis triggered a change of control provision contained in the 1998 Hoechst Option Plan and accordingly, these rights will be considered fully vested at September 30, 2001. Additionally, all performance hurdles for the exercise of the options were eliminated. As of December 31, 2000, 22,021 Aventis options remain outstanding. Unexercised options as of September 30, 2003 will be forfeited as of that date. In the case of electing to convert the options into a form of Celanese Rights, the number of shares under option were converted to 43,750 Celanese Rights, 36,750 of which remain outstanding as of December 31, 2000. The conditions for the exercise of these Celanese Rights are based on the same requirements as those in the 1999 Celanese Equity Participation Plan discussed below. The base price of the rights was fixed at E16.37.

    Celanese employees who chose to receive a cash distribution were paid E15.30 per Hoechst option. In total, Celanese recognized expense of about E1 million in both 2000 and 1999 for the 1998 Hoechst Option Plan.

    During 1999, Celanese adopted the Equity Participation Plan (the "1999 Celanese EPP") and the Long-Term Incentive Plan (the "1999 Celanese LTIP"). The 1999 Celanese EPP covers the Board of Management and executives of Celanese. The participants in the 1999 Celanese EPP must purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the 1999 Celanese EPP are based on the required amount of money invested in Celanese shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of performance of the share prices of Celanese's peer group companies as defined by the Celanese Board of Management. Under the EPP, the participant will receive the cash difference between the base price and the Celanese share price on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the 1999 Celanese EPP participants, of which 2.3 million remain outstanding at December 31, 2000. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was E16.37. Celanese recognized expense of about E1 million for the 1999
Celanese EPP during both 2000 and 1999.

    The 1999 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the LTIP have a ten-year term and generally are exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 1999 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the participants under the 1999 Celanese LTIP, of which 2.2 million remain outstanding at December 31, 2000. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was E16.37. In both 2000 and 1999, Celanese recognized expense of about E1 million for the LTIP.

    The 2000 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between January 15, 2003 and January 14, 2011, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of the performances of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 2000 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. In January 2001, Celanese granted approximately 2 million Rights to the participants under the 2000 Celanese LTIP. Rights remaining unexercised as of January 15, 2011 will be deemed to have been forfeited as of that date. The grant price of these Rights was E19.56.

    Celanese adopted a Stock Participation Plan (the "2000 Celanese SPP") on January 15, 2001. Under this plan, every eligible employee who purchases a prescribed amount of Celanese stock during the plan designated period in the first quarter of 2001, will receive a 35 percent reimbursement from Celanese. This reimbursement will be recorded as compensation expense in 2001. Approximately 11,000 employees are eligible for this plan.

    During 2000, 2,486 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation.

21. LEASES

    Total minimum rent charged to operations under all operating leases was E62 million, E67 million and E58 million in 2000, 1999 and 1998, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2000 are as follows:

                                                              CAPITAL            OPERATING
                                                              -------            ---------
                                                                    (IN E MILLIONS)
                                                           ------------------------------------
 2001......................................................          4                 50
 2002......................................................          4                 45
 2003......................................................          3                 42
 2004......................................................          3                 37
 2005......................................................          3                 37
 Later years...............................................         11                216
 Sublease income...........................................          -               (13)
                                                                  ----              -----
       Minimum lease commitments...........................         28                414
                                                                  ====              =====

Less amounts representing interest.........................          7
                                                                  ----

       Present value of net minimum lease obligations......         21
                                                                  ====

    The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

    Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

22. FINANCIAL INSTRUMENTS

    In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to cover interest rate or currency exposures. Celanese does not use derivative financial instruments for speculative purposes.

Interest Rate Risk Management

    Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt portfolio. Celanese's derivative policy provides the ability to lock in borrowing rates and promotes the achievement of a desired level of fixed/floating rate mix. Celanese had open interest rate swaps with a notional amount of E344 million and E319 million at December 31, 2000 and 1999, respectively. Celanese's credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of E1 million in 2000 and E8 million in 1999.

    For periods prior to the Effective Date, Hoechst managed its interest rate risk exposure on a worldwide basis, of which Celanese was a component, for the periods presented in the accompanying consolidated financial statements. Pursuant to the Demerger Agreement, Celanese maintained interest rate swaps that were used to hedge variable rate debt of Celanese as well as other Hoechst affiliates. In the periods prior to the Effective Date, the excess notional values of these swaps over the variable rate debt being maintained by Celanese had not been marked to market in the accompanying Consolidated Financial Statements. On the Effective Date, Celanese recognized a marked to market adjustment of E1 million, associated with these excess swaps, as an equity adjustment and a corresponding deferred credit to be amortized over the remaining life of the swaps. Additionally, Celanese unwound the excess swaps that previously hedged the Hoechst related debt, which resulted in a E1 million charge to the consolidated statement of operations in 1999.

    In September 1999, Celanese tendered a portion of its outstanding variable rate debt. As a result, Celanese unwound the related interest rate swaps associated with this variable rate debt and recorded the related costs as a component of extraordinary expense on the consolidated statement of operations in 1999.

Foreign Exchange Risk Management

    As a result of the introduction of the euro, outstanding currency derivatives between currencies of the countries that have adopted the euro as their common currency are risk neutral as of January 1, 1999.

    Certain Celanese entities have receivables and payables denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated mainly for booked exposure. In some cases, anticipated exposure is hedged as well. Contracts with notional amounts totaling approximately E865 million and E688 million at December 31, 2000 and 1999, respectively, are predominantly in U.S. dollars, British pound sterling, Japanese yen, Australian dollar and Canadian dollar.

Fair Value of Financial Instruments

    Summarized below are the carrying values and estimated fair values of Celanese's financial instruments as of December 31, 2000 and 1999. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                                 2000                          1999
                                                                                 ----                          ----
                                                                        CARRYING        FAIR         CARRYING          FAIR
                                                                         AMOUNT        VALUE          AMOUNT           VALUE
                                                                         ------        -----          ------           -----
                                                                                           (IN E MILLIONS)
                                                                      ----------------------------------------------------------
Other assets -- investments............................................     306          306              268           268
Long-term debt.........................................................     751          761              519           503
Debt-related derivative instruments....................................       -           11                -            17
Foreign exchange-related derivative instruments........................       -           45                -            (8)

    At December 31, 2000 and 1999, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. These items have been excluded from the table. Additionally, certain long-term receivables, principally insurance recoverables, are carried at net realizable value. (See Note 23)

    Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available for sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

    The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of December 31, 2000, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

Other Financial Instruments

    As of December 31, 1999, Celanese had purchased 1.2 million call options to offset its exposure of the LTIP and EPP. These options had a maturity of six months, a strike price of E16.3705 per share and an average premium of E3.16 so that the total premium paid through December 31, 1999 amounted to E3.8 million. The market value of these options at December 31, 1999 was E3.8 million. As the options allowed settlement in either cash or stock, at the choice of Celanese, E3.8 million was recorded as a debit to additional paid in capital. In 2000, Celanese settled the call options to purchase 1.2 million shares of treasury stock. As a result, additional paid in capital was credited and treasury stock was debited for E3.8 million.

23. COMMITMENTS AND CONTINGENCIES

    Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 24)

Plumbing Actions

    CNA Holdings, Inc. ("CNA Holdings"), which is a U.S. subsidiary of Celanese, includes the U.S. business now conducted by Ticona, along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

    CNA Holdings has been named a defendant in nine putative class actions as well as a defendant in other non-class actions filed in thirteen states and Canada. A conditionally certified class action (of recreational vehicle owners) is pending in the Chancery Court of Tennessee, Weakley County. In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims), and the plaintiffs' appeal to the Third Circuit Court of Appeals was denied in July 2000. In September 2000 a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. An individual action (by Prudential Property & Casualty Insurance Company with respect to its subrogation claims) is pending in the Superior Court of New Jersey, Camden.

    In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies have agreed to fund such replacements and reimbursements up to U.S. $950 million (E944 million). There are additional pending lawsuits in approximately 20 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings. In February 2000, CNA Holdings and Shell reached an agreement on the allocation of certain payments already made to the claimants and certain future payments between the parties pursuant to which Celanese paid Shell an amount which was fully accrued for in prior periods.

    In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed U.S. $170 million (E169 million). These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings' and Shell's contributions under this settlement were subject to allocation as determined by binding arbitration. In addition, a lawsuit filed in November 1989, in Delaware Chancery Court between CNA Holdings and certain of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure resulted in a partial declaratory judgment in CNA Holdings' favor. As a result, settlements have been reached with a majority of CNA Holdings' insurers specifying their responsibility for such claims.

    CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2000, Celanese had accrued an aggregate of E116 million for this matter, of which E15 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge will not have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter.

These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 2000, Celanese had recorded E159 million in outstanding insurance claim receivables that are expected to be collected within the next five years. Collectability could vary depending on the financial status of the insurance carriers.

Fugitive Emissions Standards

    In 1990, the U.S. Environmental Protection Agency ("EPA") issued a notice of violation alleging that CNA Holdings' Rock Hill, South Carolina plant, was subject to fugitive emissions standard for benzene under the Clean Air Act based upon the volume of benzene used at the facility. CNA Holdings contested the notice of violation because it believed it had correctly determined in 1984 that the calculation of benzene usage for determining applicability of the standard did not include amounts recirculated within the process after initial use. By 1991, CNA Holdings met the fugitive emissions standard as interpreted by the EPA for its three U.S. facilities that used benzene.

    In 1992, 1993 and 1995, the U.S. Department of Justice, on behalf of the EPA, filed enforcement actions against CNA Holdings regarding the three plants in federal district courts in South Carolina, Virginia and Texas seeking penalties. In May 2000, the parties agreed to a settlement pursuant to which each case would be dismissed with prejudice in exchange for civil payments of approximately U.S. $1 million (E1 million) in the aggregate.

Antitrust

    In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the U.S. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst E31 million (U.S. $36 million).
This fine is being paid over a 5 year period. Hoechst also agreed to cooperate with the Government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed a penalty as recommended in the plea agreement.

    In addition, during 1999 and 2000, nineteen civil antitrust actions, seeking monetary damages and other relief for alleged conduct involving the sorbates industry were filed in U.S. Federal and various state courts as well as in the Canadian provinces of Ontario and Quebec. Five actions filed in the Superior Court of the State of California, relating to indirect purchasers of sorbates in California, were consolidated into a single action in May 1999. In June 2000, the parties entered into a settlement agreement subject to court approval, pursuant to which Hoechst and Nutrinova paid U.S. $1.8 million (E1.9 million). The parties to a matter that had been filed in the 20th Judicial District, Tennessee entered into a settlement agreement in November 2000, encompassing claims for persons in Tennessee. The settlement agreement is subject to final court approval. Pursuant to this agreement, the combined payment for Hoechst and Nutrinova entities is U.S. $259,000 (E271,000).
Seven separate actions involving direct purchasers of sorbates had been filed in the U.S. District Court for the Northern District of California and were consolidated into a single action in June 1999. In March 2000 the parties entered into a settlement of this consolidated civil antitrust federal action. Under the settlement agreement, which has been approved by the court, Hoechst and the named Celanese subsidiaries will make an approximate E20 million
(U.S. $21 million) payment. The remaining actions are still in the early stages of litigation.

    Based on the advice of external counsel and a review of the existing facts and circumstances relating to the matter, including the status of claims filed and settled, Celanese has accrued liabilities aggregating E68 million at December 31, 2000 for the estimated loss relative to this matter including potential risks in other jurisdictions. Celanese recorded this amount prior to 2000. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible future losses (in addition to the amounts already recorded in the consolidated financial statements) as of December 31, 2000 is between E0 and E80 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims that may be imposed or made in other jurisdictions.

    Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital from this indemnification. The additional reserve and the estimated range of possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position, but may have a material adverse effect on results of operations or cash flows in any given accounting period.

Other Matters

    In 1998, Celanese received a substantial settlement in connection with a patent infringement lawsuit. This is included as a component of selling, general and administrative expenses.

    In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of "take-or-pay" contracts for the purchase of raw materials and utilities. At December 31, 2000, Celanese does not expect to incur any losses under these contractual arrangements. Additionally, at December 31, 2000, there were outstanding commitments relating to capital projects of approximately
E51 million.

    In July 2000, Celanese began production at its acetic acid plant in Singapore. Shortly thereafter, production was severely constrained by a supplier's inability to deliver carbon monoxide to the plant on a consistent and reliable basis. As a result, Celanese declared force majeure for acetic acid and vinyl acetate monomer to its Asian customers. Force majeure remained in effect at December 31, 2000. The supply agreement, as well as the contracts with the shareholders of the supplier, contain provisions providing for liquidated damages and remedies in the event the supplier is unable to perform its obligations. Celanese has given notice to the supplier and its shareholders setting forth Celanese's claims. Although the supplier and its shareholders have rejected these claims the parties are in negotiations to come to a solution of this issue.


24. ENVIRONMENTAL

    General - Celanese is subject to environmental laws and regulations worldwide which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Celanese believes that it is in substantial compliance with all applicable environmental laws and regulations.

    Hoechst Liabilities - In connection with the demerger, Celanese agreed to indemnify Hoechst for the first E250 million of future liabilities for environmental damages arising from certain previously divested Hoechst entities of which Celanese has reserved approximately E180 million that is included as a component of the total environmental reserves discussed below. If such future liabilities exceed E250 million, Hoechst will bear such excess up to an additional E500 million. Thereafter, Celanese will bear one-third and Hoechst will bear two-thirds of any further liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any accrued liabilities relative to this indemnification.

    U.S. Superfund Sites - In the U.S., Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and related state laws (collectively referred to as "Superfund") for investigation and cleanup costs at approximately 100 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties ("PRP") under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. At December 31, 2000 and 1999, Celanese had provisions totaling E13 million and E16 million, respectively, for U.S. Superfund sites and utilized E3 million and E1 million of these reserves in 2000 and 1999, respectively.
There were no additional provisions recorded during 2000, 1999 or 1998.

    As events progress at each site for which it has been named a PRP, Celanese accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, Celanese considers its shipment of waste to a site, its percentage of total waste shipped to the site, the types of wastes involved, the conclusions of any studies, the magnitude of any remedial actions that may be necessary, and the number and viability of other PRPs. Often Celanese will join with other PRPs to sign joint defense agreements that will settle, among PRPs, each party's percentage allocation of costs at the site. Although the ultimate liability may differ from the estimate, Celanese routinely reviews the liabilities and revises the estimate, as appropriate, based on the most current information available.

    German InfraServs -- Celanese has manufacturing operations at five locations in Germany: Oberhausen, Hoechst, Wiesbaden, Kelsterbach and Knapsack. On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies ("InfraServs") were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations.

    InfraServs are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. The contribution agreements entered into in 1997 between Hoechst and the respective operating companies, as part of the carving out of these companies, provide that the operating companies will indemnify Hoechst against environmental liabilities resulting from the transferred businesses. Additionally, the InfraServs have agreed to indemnify Hoechst against any environmental liability arising out of or in connection with environmental pollution of any site. The partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability which cannot be attributed to an InfraServ partner and for which no third party is responsible is required to be borne by the InfraServ in question. In view of this potential obligation to eliminate residual contamination, the InfraServs have recorded provisions totaling about E260 million as of December 31, 2000, of which E143 million has been indemnified by Hoechst. Of the E260 million total provision, E57 million has been included in the consolidated reserves for environmental liabilities of Celanese. The provision of E57 million was recorded for measures ordered by German authorities, mainly for landfill and land reclamation activities of InfraServ GmbH & Co. Deponie Knapsack KG. Those measures were verified by third-party appraisals determining the amount of provision. Based on the facts and circumstances at December 31, 2000, no additional charges are expected. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs.

    The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese's ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows at December 31, 2000:

COMPANY                                                   OWNERSHIP %           LIABILITY %
-------                                                   -----------           -----------
InfraServ GmbH & Co. Gendorf KG......................           39.0%                 10.0%
InfraServ GmbH & Co. Oberhausen KG...................           84.0%                 75.0%
InfraServ GmbH & Co. Knapsack KG ....................           27.0%                 47.0%
InfraServ GmbH & Co. Deponie Knapsack KG.............          100.0%                100.0%
InfraServ GmbH & Co. Kelsterbach KG..................          100.0%                100.0%
InfraServ GmbH & Co. Hoechst KG......................           31.2%                 40.0%
InfraServ GmbH & Co. Muenchsmuenster KG..............           49.0%                 49.0%
InfraServ GmbH & Co. Wiesbaden KG....................           18.9%                  2.0%
InfraServ Verwaltungs GmbH...........................          100.0%                     -

    Celanese also has obligations related to previously divested entities, including the Hoechst related liabilities discussed above, and has provided for such obligations, when the event of loss is probable and reasonably estimable. (See Note 4)

    In 2000, 1999 and 1998, the total environmental costs charged to operations for remediation efforts amounted to E23 million, E77 million and E94 million, respectively. The E94 million recorded in 1998 is net of E56 million, as a result of discounting future outlays for certain fixed period remediation projects using a 6 percent discount rate.

Celanese recognized E3 million of accretion in both 2000 and 1999 related to the discounted liability. Celanese has no other discounted environmental reserves. Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

    Celanese recorded recoveries of E17 million and E18 million in 2000 and 1999, respectively. There are no receivables for recoveries at December 31, 2000 and 1999.

25. SPECIAL CHARGES

    Special charges include provisions for restructuring which represent costs related to severance and other benefit programs, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The components of the 2000 and 1999 restructuring charges were as follows:

                                                                 EMPLOYEE
                                                               TERMINATION          PLANT/OFFICE
                                                                 BENEFITS             CLOSURES             TOTAL
                                                                 --------             --------             -----
                                                                                 (IN E MILLIONS)
                                                            -----------------------------------------------------------
Restructuring reserve at December 31, 1998...................           26                   30                 56
       Restructuring expense.................................          116                  102                218
       Other additions.......................................            2                    -                  2
       Cash and noncash uses.................................          (44)                 (49)               (93)
       Currency translation adjustments......................            8                    4                 12
                                                                     -----                -----              -----
Restructuring reserve at December 31, 1999...................          108                   87                195
       Restructuring expense.................................           46                   51                 97
       Cash and noncash uses.................................          (97)                 (48)              (145)
       Other changes.........................................          (24)                 (35)               (59)
       Currency translation adjustments......................            4                    7                 11
                                                                     -----                -----              -----
RESTRUCTURING RESERVE AT DECEMBER 31, 2000...................           37                   62                 99
                                                                     =====                =====              =====

    Included in the above restructuring reserves of E99 million and E195 million at December 31, 2000 and 1999, respectively, are E20 million and E7 million, respectively, of long-term reserves included in other liabilities.

    In 2000, Celanese recorded special charges totaling E29 million, which consisted of E97 million of restructuring charges, E59 million of income for adjustments to restructuring reserves recorded in 1999, E9 million of costs for the relocation of production assets associated with restructuring initiatives, and E18 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases. (see Note 23)

    The E97 million of restructuring charges included employee severance costs of E46 million and plant and office closure costs of E51 million. Employee severance costs of E33 million related mainly to the reduction of approximately 170 positions At two U.S. chemical facilities and the closure of a European Acetyl Products plant. Employee severance costs of E11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products business. Additionally, employee severance costs of E2 million were associated with the reduction of approximately 15 administrative positions. The plant and office closure charges of E51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (E47 million) and the shutdown of a Canadian acetate filament facility (E2 million).

    The 2000 restructuring initiatives identified approximately 300 positions to be eliminated, of which approximately 100 had been eliminated as of December 31, 2000.

    The E59 million of income for adjustments to the 1999 restructuring reserves consisted of employee termination benefits (E24 million) and plant and office closures (E35 million). Employee termination benefits were adjusted by E11 million due largely to unplanned voluntary resignations and by E10 million due to a modification in Ticona's employee severance plan resulting from an unfavorable tax treatment which affected the severance benefits to be received by our employees in Germany. In addition, a delay in the scheduled closure of a U.S. Acetate Filament production facility led to a net adjustment of E3 million in restructuring reserves. This facility is expected to be closed by early 2003. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposals of lease obligations of former administrative facilities in the U.S. and Canada (E28 million). As a result of the need for additional office space due to the acquisition of PVOH, Celanese cancelled previous plans to rationalize the U.S. chemical administrative building (E4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (E3 million).

    Special charges of E9 million consisted of non-restructuring charges related to the move of the OPP film production assets from Swindon, UK to Mantes, France (E6 million) and the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives (E3 million).

    In 1999, Celanese recorded special charges totaling E559 million, of which E218 million was recorded as an addition to the restructuring reserve. The increase to the restructuring reserve pertained primarily to employee termination severance costs of E116 million. The E116 million was comprised mainly of E15 million for the restructuring of Mexican production facilities, E23 million related to the Ticona business, E13 million was due to the restructuring of Canadian production facilities, E22 million pertained to the Acetate business in both the U.S. and Europe, E15 million for both U.S. and European chemical businesses, E10 million for the shutdown of an oriented polypropylene ("OPP") production line at a European chemical plant, and E5 million resulted from Hoechst's reorientation of basic research. In addition, E12 million was recorded due to the closure of administrative facilities in Canada and Mexico.

    In 1999, Celanese also recognized E102 million of restructuring costs for plant and office closures, of which E29 million related to 3 facilities in Mexico, E30 million pertained to closure costs associated with administrative facilities in the U.S. and Canada, E15 million for contractual losses and other closure costs associated with the shutdown of an acetaldehyde unit in Europe, and E12 million for the impairment of fixed assets and other closure costs associated with the shutdown of an OPP production line at a European plant. In addition, E16 million was recorded for fixed asset impairments and closure costs associated with the shutdown of an acetate facility in Canada.

    Special charges of E341 million in 1999 pertained primarily to the recognition of a E128 million charge as a result of the plumbing cases (See Note
23), E75 million related to the antitrust actions related to the sorbates industry (See Note 23), E56 million for fixed asset impairments which related primarily to the Acetate and Chemical Intermediates businesses, E28 million for costs associated with the demerger, E52 million for costs associated with previously divested Hoechst entities of which E40 million related to environmental.

    In 1999, new restructuring initiatives identified approximately 2,000 positions to be eliminated, of which 1,900 positions had been eliminated as of December 31, 2000.

    At December 31, 1999, the remaining employee termination benefits reserve of E108 million pertained primarily to employee severance payments related to E13 million for the restructuring of Mexican production facilities, E21 million related to the Ticona business, E12 million due to the restructuring of Canadian production facilities, E18 million due to the Acetate business in both the U.S. and Europe, E16 million for both U.S. and European chemical businesses, E9 million for the shutdown of an OPP production line in Europe, and E3 million from Hoechst's reorientation of basic research. In addition, E16 million was due to the closure of administrative facilities in the U.S., Canada, and Mexico.

    The remaining plant/office closures reserve of E87 million at December 31, 1999 pertained primarily to a reserve of E9 million related to 3 facilities in Mexico, E48 million related to the closure of administrative facilities in the U.S. and Canada, E12 million for the shutdown of an acetaldehyde unit in Europe, E2 million for the shutdown of an OPP production line at a European plant and E8 million for the shutdown of an acetate facility in Canada. In addition, E8 million related to estimated contractual losses on a long-term service agreement associated with the 1998 shutdown of an acetic acid unit in Europe.


26. BUSINESS AND GEOGRAPHICAL SEGMENTS

    Effective January 1, 1998, Celanese adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Information with respect to Celanese's industry segments follows:

Business Segments

    ACETYL PRODUCTS primarily produces and supplies acetyl products, including acetic acid, vinyl acetate monomer and polyvinyl alcohol;

    CHEMICAL INTERMEDIATES produces and supplies acrylic acid, acrylate esters, organic solvents and other intermediates;

    ACETATE PRODUCTS primarily produces and supplies acetate filament and acetate tow;

    TICONA, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers; and

    PERFORMANCE PRODUCTS includes Trespaphan, the OPP films business, and Nutrinova, the high intensity sweetener, food protection ingredients business.

    The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 1. Celanese evaluates performance based on earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding special charges. EBITDA is calculated by adding depreciation and amortization expense back to operating profit. Management believes that EBITDA, excluding special charges, is an appropriate measure for evaluating the performance of its operating segments as it closely reflects cash flow management. Celanese excludes special charges from EBITDA for better comparability between periods. EBITDA eliminates the effect of depreciation and amortization of tangible and intangible assets. EBITDA, excluding special charges, should be considered in addition to, not as a substitute for, operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP.

    Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

                                  ACETYL       CHEMICAL      ACETATE                PERFORMANCE    TOTAL     RECON-       CON-
                                 PRODUCTS    INTERMEDIATES   PRODUCTS    TICONA       PRODUCTS    SEGMENTS   CILIATION    SOLIDATED
                                 --------    -------------   --------    ------       --------    --------   ---------    ---------
                                                                           (IN E MILLIONS)
                                ---------------------------------------------------------------------------------------------------
  2000:
Sales to external customers.....   2,023          1,012          756       923            409        5,123        84         5,207
Inter-segment revenues..........      83             73            -         -              -          156     (156)             -
Operating profit (loss).........    (10)           (24)            9        96             33          104      (21)            83
EBITDA excluding special charges     200             50           92       140             74          556      (56)           500
Depreciation....................     111             54           65        51             28          309       (7)           302
Amortization....................      31             16           10        22              7           86         -            86
Capital expenditures............      80             40           30        58             18          226         9           235
Special charges.................      68              4            8      (29)              6           57      (28)            29
Total assets....................   2,251          1,119          830     1,592            425        6,217     1,425         7,642

  1999:
Sales to external customers.....   1,487            847          739       788            397        4,258        60         4,318
Inter-segment revenues..........      74             37            -         -              -          111     (111)             -
Operating profit (loss).........    (65)           (47)         (46)      (96)           (93)        (347)     (174)         (521)
EBITDA excluding special charges      89             84           95       123             42          433      (56)           377
Depreciation....................      81             61           54        49             27          272         3           275
Amortization....................      20             13            6        16              9           64         -            64
Capital expenditures............     127             46           30        40             12          255         7           262
Special charges.................      53             57           81       154             99          444       115           559
Total assets....................   1,805          1,221          916     1,493            518        5,953     1,574         7,527

  1998:
Sales to external customers.....   1,438            850          839       750            407        4,284        60         4,344
Inter-segment revenues..........      80             70            -         -              -          150     (150)             -
Operating profit (loss).........     152             54           94        53           (12)          341     (173)           168
EBITDA excluding special charges     246            111          154       115             52          678      (98)           580
Depreciation....................      81             52           52        48             27          260        20           280
Amortization....................       4              4            2        14              7           31         1            32
Capital expenditures............      70             97           69        66             35          337         8           345
Special charges.................       9              1            6         -             30           46        54           100
Total assets....................   1,541          1,070          808     1,352            406        5,177     2,181         7,358

    The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses, (b) the elimination of inter-segment sales, (c) assets and liabilities not allocated to a segment, and (d) corporate center costs for support services such as legal, accounting and treasury functions. Additionally, Celanese recognized special charges in 2000 and 1999 related to restructuring costs, fixed asset write-offs, shutdown of a facility, and the impairment of goodwill. (See Note 25)

    Other operating entities consist of companies which provide infrastructure and procurement services. Effective July 1, 2000, advanced fiber materials ("AFM"), comprised of the performance polymer ("PBI") product line, was transferred from Acetate products to Other Activities to reflect the strategic alignment of PBI with the fuel cell project of Celanese Ventures GmbH. As a result, AFM had sales to external customers of E24 million and E17 million in 2000 and 1999, respectively, of which E11 million is included in Other Activities for 2000.

    The following table presents financial information based on the geographic location of the manufacturing facilities of Celanese:

                                    NORTH     THEREOF     THEREOF    THEREOF              THEREOF             REST OF      CON-
                                   AMERICA      USA       CANADA     MEXICO     EUROPE    GERMANY     ASIA     WORLD    SOLIDATED
                                   -------      ---       ------     ------     ------    -------     ----     -----    ---------
                                                                          (IN E MILLIONS)
                                  ------------------------------------------------------------------------------------------------
  2000:
Total assets..................        5,223       3,863        316      1,044     1,566       1,355      492       361      7,642
Long-lived assets.............        1,545       1,222         80        243       358         304      259         7      2,169
Operating profit (loss) ......            4         (4)         31       (23)        70          71      (5)        14         83
Net sales.....................        2,957       2,395        219        343     1,867       1,514      307        76      5,207
Depreciation and amortization.          296         202         23         71        68          55       22         2        388
Capital expenditures..........          118          78          4         36        74          62       43         -        235

 1999:
Total assets..................        5,394       4,042        335      1,017     1,611       1,265      259       263      7,527
Long-lived assets.............        1,349       1,031         86        232       362         297      212         9      1,932
Operating profit (loss).......        (117)        (32)       (29)       (56)     (411)       (353)        5         2      (521)
Net sales.....................        2,654       2,232        166        256     1,579       1,162       35        50      4,318
Depreciation and amortization.          246         174         14         58        82          69       10         1        339
Capital expenditures........             98          82          4         12        66          52       98         -        262

  1998:
Total assets..................        4,945       3,656        328        961     2,074       1,794      131       208      7,358
Long-lived assets.............        1,150         964         63        123       415         347      101        11      1,677
Operating profit (loss) ......          246         114         77         55      (80)        (81)        4       (2)        168
Net sales.....................        2,636       2,137        242        257     1,618       1,063       28        62      4,344
Depreciation and amortization.          221         193         11         17        79          64       10         2        312
Capital expenditures..........          231         179         12         40        96          78       16         2        345


27. SUBSEQUENT EVENTS

    In January 2001, Celanese transferred its investment in Infraserv GmbH & Co. Muenchsmuenster KG to Ruhr Oel GmbH. No gain or loss will be recognized on this transaction.


28. INFORMATION RELATING TO THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD OF CELANESE AG

                                                                          2000
                                                                          -----
                                                                      (IN E MILLIONS)
                                                                   ---------------------
Supervisory Board compensation...............................             0.6
Board of Management compensation.............................             4.2
Pensions for former members of the Supervisory Board
               or their surviving dependents.................               -
Pension provisions for former members of the Board
               of Management or their surviving dependents...               -



29. FRAMEWORK FOR ACCOUNTING POLICIES IN ACCORDANCE WITH U.S. GAAP AND EXPLANATION OF MAJOR DIFFERENCES COMPARED WITH GERMAN ACCOUNTING POLICIES

    The 2000 consolidated Financial Statements for Celanese have been prepared in accordance with United States Generally Accepted Accounting Principles or U.S. GAAP. The financial statements meet the requirements of German law as set out in Section 292a HGB for an exemption of preparing the financial statements in accordance with German GAAP. The consolidated financial statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) are compatible with the European accounting directives.


    The accounting policies of entities in accordance with U.S. GAAP are based on the objective of providing investors with decision-relevant information. It is thus not possible to show lower profits for the protection of creditors or influence results by using tax-based values (requirement for income and expenses to be recorded in the commercial financial statements in order to be accepted for tax purposes).

    Based on the assumption that decision-relevant information should be provided to investors, it follows that accounting policies should be aimed at showing an entity's operating results, rather than determining the amount of distributable profits whilst bearing in mind the need for protection of creditors.

    As a rule, accounting policies in accordance with U.S. GAAP have a lower level of prudence than German accounting policies, which leads to the following major differences:

-   economic substance has precedence over legal form;

- the consistency requirement (recognition, valuation, classification, consolidation) is to be strictly followed; changes in accounting policies are only permitted if it can be proven that the change leads to an improvement in the fair presentation of the financial statements;

- the acquisition cost and realisation principles are generally valid, however "unrealized" profits are to be included in the profit and loss account in specific cases in order to determine the actual profit for the period;

-   minimization of possibilities of setting up and releasing hidden reserves;

    The principle of substance over form has a stronger influence in accounting policies in accordance with U.S. GAAP than in Germany. The principle states that the economic substance of a transaction is of greater importance than the formal (legal) form.

Consolidated financial statements in accordance with U.S. GAAP consist of the following:

- consolidated balance sheet,
- consolidated statement of income,
- consolidated changes of shareholders' equity,
- consolidated statement of cash flows,
- notes to the consolidated financial statements.

There are no specific rules setting out the way in which individual items should be laid out in the balance sheet and statement of income. The balance sheet is set out in order of liquidity. The format of the consolidated statement of income is the cost of sales classification method.

The notes to the consolidated financial statements include all disclosures required as set out in para 266 and para 275 HGB.

Minority interests may not be included as part of group shareholders' equity in the consolidated balance sheet. They must be shown as a separate item between third-party capital and shareholders' equity.

The consolidated statement of income concludes with a disclosure of earnings per share. Minority interests' share in earnings is not included in earnings per share.

  DESCRIPTION OF MAJOR DIFFERENCES IN ACCOUNTING POLICIES COMPARED WITH GERMAN
                              ACCOUNTING POLICIES

GENERAL COMMENTS

The consolidation is presented on a basis as if Celanese has been a legal group during all periods presented.

The major differences in accounting policies in accordance with U.S. GAAP compared with German accounting policies in the consolidated financial statements of Celanese AG are as follows:

(1) DISCONTINUED OPERATIONS

Assets and liabilities of discontinued operations are shown net in the balance sheet. Losses from discontinued operations, net of taxes are shown below operating results in the statement of income.

(2) IMPAIRMENT OF ASSETS

The recoverability of the carrying amount of long lived assets is assessed by comparison of the carrying amount of the asset to future net undiscounted cash flows generated by such assets. This fair value is the basis for potential impairment write-offs.

(3) UNREALIZED PROFITS INCLUDED IN THE STATEMENT OF INCOME, WHICH IS A BREACH OF THE REALIZATION PRINCIPLE AS UNDERSTOOD IN GERMANY

Although the realization principle is a specific part of U.S. GAAP, in contrast to German accounting policies "unrealized" profits must be included in the statement of income in certain specific cases. The following balance sheet items are translated at foreign exchange rates ruling at the end of the year even if this leads to an "unrealized" profit compared with using the exchange rate at the booking date:

- foreign currency receivables and liabilities;
- derivative financial instruments to the extent they do not represent a hedge;
- short-term securities.

(4) DEFERRED TAXES

Deferred tax assets must be included to their full extent. This also applies to tax loss carry forwards which can be offset against future profits for tax purposes and which are thus to be reflected as deferred tax assets. Deferred tax assets are to be reviewed for their realization regularly and are to be written down if appropriate.

(5) DEFINITION OF "PRODUCTION COSTS"

U.S. GAAP requires the use of "full" production costs, consisting of cost of materials and production wages (direct and indirect) together with a proportion of depreciation of property, plant and equipment. It is not permitted to limit the calculation of production costs merely to direct costs.

(6) PENSION PROVISIONS

Pension provisions are to be calculated actuarially using the projected unit credit method. Use of the German tax-based entry-age-normal method (para 6a Income Tax Act) is not permitted.

Expected wage and salary increases until pensionable age are to be considered when calculating the pension liability to beneficiaries under the scheme. Capital market interest rates are to be used to discount the amounts, which can partly offset this increase, as the rate can be higher than the 6 percent used for tax purposes in Germany (para 6a EStG). Pension provisions are to be calculated for beneficiaries immediately they become scheme members (not only as from their 30th. birthday). Appropriate fluctuation rates should be used when considering the provisions needed for this group of beneficiaries.

Overall, the U.S. GAAP calculation methods lead to a higher pension provision than using the German entry-age-normal method.

(7) OTHER PROVISIONS AND ACCRUALS

Provisions and accruals may only be set up to cover obligations to third parties. Internal accruals are not permitted.

(8) ACCOUNTING FOR LEASES

    In contrast to the use of German tax-based leasing provisions, U.S. GAAP requirements more often lead to leased items being recognized in the balance sheet of the lessee rather than of the lessor. U.S. GAAP requires the contractual party which is the economic owner and which thus has the major share of risks and opportunities arising from use of the item being leased to recognize the lease in its balance sheet.

ANNUAL REPORT 2000 / REPORT OF THE SUPERVISORY BOARD



DEAR SHAREHOLDER,

After Celanese AG's successful start, the new company's management and employees consistently and rapidly focused on strengthening and further developing the businesses in the year 2000, thus paving the way for growth, innovation and increased profitability.


BUSINESS OVERVIEW AND STRATEGIC DEVELOPMENT OF CELANESE AG

The Supervisory Board performed the tasks incumbent upon it according to the law and the Articles of Association, namely, as supervisor of and advisor to the Board of Management in its conduct of business during the year under review. The Supervisory Board was satisfied that the Board of Management properly exercised its guiding and monitoring functions with respect to the affiliates of Celanese AG and their executive bodies. The Board of Management informed the Supervisory Board orally and in writing about the course of business and the company's situation. In particular, during the five regularly scheduled meetings on March 15, May 9, July 11, September 13 and December 12, 2000, and during the two meetings of the Finance and Audit Committee on March 14 and December 11, 2000 and at the Strategy Committee meeting on December 11, 2000, the Supervisory Board together with the Board of Management discussed and analyzed all important projects, in addition to the business development.

The discussions focused in detail on:

- the strategic development and implementation of the business portfolio and the implementation of the necessary steps to achieve it
-   the acquisition of the polyvinyl alcohol business from Air Products
-   the start-up of the acetic acid plant in Singapore
-   the organizational restructuring of Celanese Chemicals and Acetate
- the divesture of Axiva Research & Technologies (process technology and engineering)
- the founding of Celanese Ventures to develop innovations and new technologies
-   the divestures of Vintron and the Celanese holding in Vinnolit
- the strategic importance of eBusiness for Celanese and the resultant projects
- the development of the Celanese share, as well as the main aspects of capital market communication
-   the share buy-back program
- the continuation of a stock appreciation rights plan for upper management and a share purchase plan for employees
-   the company's strategy in environmental protection, health and safety, and
- Celanese AG's participation in the German Economic Foundation Initiative "Remembrance, Responsibility and the Future"

The Supervisory Board always took into account business and strategic considerations, as well as important social aspects.

The approvals required from the Supervisory Board with respect to certain decisions of the Board of Management and in compliance with the Articles of Association and/or the rules of procedure were granted unanimously in each case by the Supervisory Board.

Moreover, the Chairman of the Supervisory Board was in constant contact with the Chairman of the Board of Management. The Chairman of the Supervisory Board was constantly informed about important business events and decisions; he was kept informed about the content and resolutions of Board meetings and when necessary, additional details and comments were given. The other members of the Supervisory Board also met for a series of regular individual discussions with the Board during the year under review.

COMMITTEE ACTIVITIES

The Strategy Committee acted in its advisory and preparatory function on the strategic development considerations and decisions of Celanese AG. In its meeting on December 11, 2000, the Strategy Committee dealt with the strategy of Celanese AG and in particular analyzed and discussed the strategic planning for Celanese Chemicals, Celanese Acetate, and Ticona Technical Polymers as well as Nutrinova and Trespaphan. Additional topics discussed by the Strategy Committee were the strategy of the company on environmental protection and safety as well as on capital market and value creation.

The Finance and Audit Committee of the Supervisory Board met twice in the year under review - in March and in December 2000. At its meeting on December 11, 2000, the Finance and Audit Committee covered the business developments in 2000 and the outlook for the year 2001. In financial matters, the Finance and Audit Committee focused on the financial situation and financial planning. As part of the reporting on the financial situation, capital market topics were also discussed. An overview of the 2000 external auditing program and the auditing program of the internal function Corporate Auditing for 2000 and 2001 took place in the presence of the auditor.

The Chairmen of the Supervisory Board and the Board of Management were in regular contact with the Chairmen of the Strategy Committee and of the Finance and Audit Committee during the year under review.

The Personnel and Compensation Committee met four times in the year under review.


2000 FINANCIAL STATEMENTS

The 2000 financial statements of Celanese AG and management's discussion and analysis were produced in accordance with the German Commercial Code and the German Stock Corporation Act and audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft - Wirtschaftspruefungsgesellschaft, which issued an unqualified opinion. This also applies to the consolidated financial statements based on U.S. GAAP.

The annual financial statements of Celanese AG and the consolidated financial statements were drawn up in euro. The consolidated financial statements were supplemented by a Group management report and further explanations pursuant to
Article 292 of the German Commercial Code. The existing U.S. GAAP consolidated financial statements provide an exemption under Article 292 of the German Commercial Code from the obligation to draw up consolidated financial statements according to German law.

All financial report documents and the appropriation of earnings proposed by the Board of Management as well as the auditor's reports were available to the Supervisory Board on time. They were checked by the Finance and Audit Committee and the Supervisory Board; for this reason the auditors attended the meeting of the Finance and Audit Committee on March 15, 2001 and reported on the main results of their audit. The Supervisory Board concurred with the results of the audit and concluded from its own examination that no objections should be raised. At its meeting on March 16, 2001 the Supervisory Board noted the consolidated financial statements for 2000, approved the annual financial statements for 2000 of Celanese AG and also approved the appropriation of earnings proposed by the Board of Management.


PARTICULARS

The Supervisory Board granted Mr. Knut Zeptner's request to be relieved of his duties as a member of the Board of Management of Celanese AG effective midnight, August 31, 2000. The Supervisory Board thanked him at its extraordinary meeting on August 31, 2000 for his more than 35 years of service to Hoechst and Celanese, accomplished in an atmosphere of cooperation and trust.

At its extraordinary meeting on August 31, 2000 the Supervisory Board appointed Mr. David Weidman as a member of the Board of Management of Celanese AG - responsible for Celanese Chemicals - for a term beginning September 1, 2000 and lasting until August 31, 2003.

After the conclusion of the election of the employees' representatives to the Supervisory Board, Ms. Ute Sturm left the Supervisory Board on May 7, 2000. Mr. Armin Droth was elected as a representative of the employees to the Supervisory Board effective May 8, 2000. In addition, the court-appointed employees' representatives were confirmed by the election.

The Supervisory Board wishes to thank the company management, the staff and the employees' representatives and acknowledges their dedication and hard work in the business year 2000.


Kronberg im Taunus, March 16, 2001

The Supervisory Board



Dr. Guenter Metz

SUPERVISORY BOARD
(Information as of December 31, 2000)


DR. GUENTER METZ   (1), (2), (3), (4)
Chairman; Former Deputy Chairman of the Board of Management of Hoechst AG; Member of the Supervisory Board: Aventis S.A., Schenker AG, Zuerich Agrippina AG


REINER NAUSE   (1), (2), (4)
Deputy Chairman; Technician; Chairman of the Central Workers' Council of Celanese Chemicals Europe GmbH; Chairman of the Celanese AG Group Workers' Council


DR. HANSWILHELM BACH   (3)
Graduate chemist; Chairman of the Senior Executives' Committee of Celanese Chemicals Europe GmbH, Ruhrchemie site; Chairman of the Group Senior Executives' Committee of Celanese AG


KHALED SALEH BUHAMRAH   (4)
Chairman and Managing Director of Petrochemical Industries Co., Kuwait; Member of the Board of Directors of Kuwait Petroleum Corporation


GERD DECKER   (3)
Electrician, Chairman of the Workers' Council of Trespaphan GmbH; Member of the Group Workers' Council of Celanese AG


ARMIN DROTH   (1)
(since May 8, 2000) Electrical Engineer; Representative of the VAA (German association of management and professional staff); Member of the Workers' Council of Celanese Chemicals Europe GmbH, Hechst site


ALAN R. HIRSIG   (2), (4)
Former Chief Executive Officer of ARCO Chemical Company, USA; Member of the Board of Directors of Checkpoint Systems Inc., Hercules Inc. and Philadelphia Suburban Corporation


DR. JOANNES C. M. HOVERS   (1), (4)
Former Chief Executive Officer of Oce N.V., Netherlands; Member of the Supervisory Board: Ericsson Telecommunicatie B.V., GTI N.V., Koninklijke Grolsch N.V., Kusters Engineering B.V., Mignoz en De Block N.V., MPE Group N.V., De Nederlandsche Bank N.V., Randstad Holding N.V., Tilburg University (KUB)


RALF SIKORSKI   (4)
Labor union secretary; Deputy regional head of the IG BCE, for Hesse/Thuringia

UTE STURM   (1)
(until May 7, 2000) Office worker; Representative of the DAG; Member of the Workers' Council of Celanese Chemicals Europe GmbH, Frankfurt (Mertonviertel) site


DR. ALFONS TITZRATH   (3)
Chairman of the Supervisory Board of Dresdner Bank AG; Member of the Supervisory
Board: Allianz AG (Deputy Chairman), Muenchener Rueckversicherungs-Gesellschaft AG, RWE Aktiengesellschaft, VAW aluminium AG


KENDRICK R. WILSON III   (3)
Managing Director of Goldman Sachs & Co., USA; Member of the Board of Directors of Anthracite Capital Corp. LLC and American Marine Holdings Corp.


WERNER ZWOBODA   (4)
Mechanic; Chairman of the Central Workers' Council of Ticona GmbH; Member of the Group Workers' Council of Celanese AG





(1) Committee in accordance with Section 27 MitbestG (German Co-Determination
    Act)
(2) Personnel and Compensation Committee
(3) Finance and Audit Committee
(4) Strategy Committee

BOARD OF MANAGEMENT


CLAUDIO SONDER
Chairman

Member of the Supervisory Board of Dresdner Bank Lateinamerika AG, Member of the Board of Directors of Ibero-Amerika Verein e.V.



EDWARD MUNOZ
Chief Executive Officer Ticona
Technical Polymers

Member of the Board of Directors of eGlobalChem and Polyplastics Company Ltd.



PERRY PREMDAS
Chief Financial Officer
Acetate Products



ERNST SCHADOW
Chief Technology Officer, Director of Personnel
Technology, Environment, Performance Products, Personnel

Member of the Supervisory Board of Gerling-Konzern Allgemeine Versicherungs-AG and TUEV Sueddeutschland Holding AG



DAVID WEIDMAN
(since  September 1, 2000)
Chief Executive Officer Celanese Chemicals
Acetyl Products, Chemical Intermediates



KNUT ZEPTNER
(until August 31, 2000)






Information as of December 31, 2000

FIVE-YEAR SUMMARY OF FINANCIAL DATA > >






                                                                              2000        1999        1998        1997      1996
--------------------------------------------------------------------------------------------------------------------------------
in E millions, except net income per ordinary share,                      (AUDITED)   (AUDITED)   (AUDITED)   (AUDITED)(UNAUDITED)
prcentages and number of employees
--------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
   (FOR PERIOD):
Net Sales                                                                    5,207       4,318       4,344       4,951     4,325
Cost of Sales                                                               -4,441      -3,621      -3,454      -3,862    -3,392
Gross Profit                                                                   766         697         890       1.089       933
Selling, general and administrative Expenses                                  -567        -570        -535        -575      -329
Research and development expenses                                              -94         -79        -101        -133      -128
Special Charges                                                                -29        -559        -100        -103      -119
Operating profit (loss)                                                         83        -521         168         267       347
Interest and other income, net (1)                                              56         -71         -75         -83       -93
Income tax benefit (expense)                                                   -84          83        -109         -83      -148
Minority interests                                                               -           7         -40         -63       -61
Earnings (loss from continuing operations                                       55        -502         -56          38        46
Earnings (loss from discontinued operations                                      3         310          12           9      -128
Net earnings (loss)                                                             58        -207         -44          47       -82
Earnings per share (basic and diluted)                                        1.09       -3.70       -0.79        0.84     -1.47

BALANCE SHEET DATA (END OF PERIOD):
Total assets                                                                 7,642       7,569       7,358       6,185     5,657
Debt                                                                         1,165         948       1,479       1,888     1,903
Shareholders' equity                                                         2,843       2,866       2,736       1,250     1,024

OTHER DATA:
   Operating margin (%)                                                       1.59      -12.06        3.87        5.39      8.02
Depreciation and Amortization                                                  388         339         312         290       195
Capital expenditures                                                           235         262         345         368       338
Number of employees on a continuing basis
    (end of period) in thousands                                              13.2        14.9        15.8        17.5      17.9
--------------------------------------------------------------------------------------------------------------------------------

(1) Interest and other income, net represents equity in net earnings of affiliates, interest expense, and interest and other income, net as defined in Celanese' Consolidated financial statements.